Exhibit 99.1

Report to Shareholders for the Third Quarter, 2019 www.cibc.com August 22, 2019

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the third quarter ended July 31, 2019.

Third quarter highlights

	Q3/19	Q3/18	Q2/19	YoY Variance	QoQ Variance
Reported Net Income	$1,398 million	$1,369 million	$1,348 million	+2%	+4%
Adjusted Net Income(1)	$1,415 million	$1,399 million	$1,357 million	+1%	+4%
Reported Diluted Earnings Per Share (EPS)	$3.06	$3.01	$2.95	+2%	+4%
Adjusted Diluted EPS(1)	$3.10	$3.08	$2.97	+1%	+4%
Reported Return on Common Shareholders’ Equity (ROE)	15.5%	16.7%	15.8%
Adjusted ROE(1)	15.6%	17.1%	15.9%
Common Equity Tier 1 Ratio	11.4%	11.3%	11.2%

Results for the third quarter of 2019 were affected by the following items of note aggregating to a negative impact of $0.04 per share:

•	$27 million ($21 million after-tax) amortization of acquisition-related intangible assets; and
•

$6 million ($4 million after-tax net positive impact) in purchase accounting adjustments net of transaction and integration-related costs associated with the acquisitions of The PrivateBank and Geneva Advisors.

We improved our strong Common Equity Tier 1 ratio, which was 11.4% at July 31, 2019, compared with 11.2% at the end of the prior quarter. CIBC’s leverage ratio at July 31, 2019 was 4.3%.

CIBC announced an increase in its quarterly common share dividend from $1.40 per share to $1.44 per share for the quarter ending October 31, 2019.

In the third quarter, we delivered solid results through the continued execution of our client-focused strategy. Our diversified growth on both sides of the border is a result of a highly connected, purpose-led team working together to meet the needs of our clients.

Core business performance

Canadian Personal and Small Business Banking reported net income of $657 million for the third quarter, up $18 million or 3% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $659 million, up $16 million or 2% from the third quarter a year ago, as higher revenue driven by volume growth and wider spreads was partially offset by higher expenses and provision for credit losses. Non-interest expenses were up due to higher spending on strategic initiatives.

Canadian Commercial Banking and Wealth Management reported net income of $348 million for the third quarter, down $2 million or 1% from the third quarter a year ago. Higher revenue of $35 million or 4% was driven by volume growth, higher fees and higher assets under management, partially offset by narrower spreads. This was more than offset by a higher provision for credit losses on impaired loans in the Canadian commercial banking portfolio, as well as by higher non-interest expenses due to higher spending on strategic initiatives and employee-related compensation.

U.S. Commercial Banking and Wealth Management reported net income of $172 million for the third quarter, up $10 million or 6% from the third quarter a year ago. Excluding items of note, adjusted net income(1) was $182 million, up $11 million or 6% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher expenses and provision for credit losses. Revenue was up in commercial banking and wealth management primarily due to volume growth, higher fees, the impact of foreign exchange translation, and higher assets under management, partially offset by narrower spreads. Higher expenses were primarily driven by higher employee-related compensation and the impact of foreign exchange translation. Provision for credit losses was up primarily due to higher provisions on impaired loans in the U.S. commercial banking portfolio.

(1)	For additional information, see the “Non-GAAP measures” section.

Capital Markets reported net income of $231 million for the third quarter, down $34 million or 13% from the third quarter a year ago, primarily due to a higher provision for credit losses. Provision for credit losses included higher provisions for both performing and impaired loans in the oil and gas sector. Higher trading revenue in global markets was more than offset by lower underwriting revenue in corporate and investment banking.

Making a difference in our Communities

At CIBC, our team is passionate about making a difference in our communities through our global community investment initiative, One for Change. In the third quarter, we committed almost $2.5 million through the CIBC Children’s Foundation to improve the lives of kids in need. We also supported Yukon University with becoming Canada’s first northern university with a $500,000 gift, and more than 100 CIBC team members raised $1.1 million for CIBC Tour Charles Bruneau in an effort to put an end to pediatric cancer.

Victor G. Dodig

President and Chief Executive Officer

ii	CIBC THIRD QUARTER 2019

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2018 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Third quarter, 2019
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2018 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures (1)			57–58

	3	Top and emerging risks	21			47

	4	Key future regulatory ratio requirements	17, 33, 36	58	9, 15	32, 34, 72, 74, 153
Risk governance, risk management and business model	5	Risk management structure				42, 43
	6	Risk culture and appetite				41, 44, 45
	7	Risks arising from business activities	23			45, 50
	8	Bank-wide stress testing	26			37, 47, 54, 60, 67, 70, 77
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	16	58		30, 153
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			8–11	32
	11	Regulatory capital flow statement			12	34
	12	Capital management and planning				36, 153
	13	Business activities and risk-weighted assets	23		4	33, 50
	14	Risk-weighted assets and capital requirements			4	31, 33
	15	Credit risk by major portfolios			22–29	52–58
	16	Risk-weighted assets flow statement			4, 5	33

	17	Back-testing of models			55, 56	46, 54, 66, 77
Liquidity	18	Liquid assets	32			71
Funding	19	Encumbered assets	33			71

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	36			75

	21	Funding strategy and sources	34			73
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	29			65

	23	Significant trading and non-trading market risk factors	29–31			65–69

	24	Model assumptions, limitations and validation procedures				65–69

	25	Stress testing and scenario analysis				37, 67
Credit risk	26	Analysis of credit risk exposures	24–28		6–7, 51–54	55–63, 129–135, 174

	27	Impaired loan and forbearance policies	24, 26			52, 60, 80, 106, 107

	28	Reconciliation of impaired loans and the allowance for credit losses	26	52		60, 130

	29	Counterparty credit risk arising from derivatives	26		54, 36(2)	52, 56, 145–146

	30	Credit risk mitigation	24		17, 42, 54	52, 57, 145–146
Other risks	31	Other risks	37			76–78

	32	Discussion of publicly known risk events		60		76, 167
(1)	A detailed glossary of our risk and capital terminology is included on page 188 of our 2018 Annual Report.
(2)	Included in our supplementary financial information package.

CIBC THIRD QUARTER 2019	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2019 compared with corresponding periods. The MD&A should be read in conjunction with our 2018 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of August 21, 2019. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 186 to 191 of our 2018 Annual Report.

Contents

2	Third quarter financial highlights

3	Overview
3	Financial results
6	Significant events
6	Review of quarterly financial information
7	Economic outlook

8	Non-GAAP measures

9	Strategic business units overview
9	Canadian Personal and Small Business Banking
10	Canadian Commercial Banking and Wealth Management
11	U.S. Commercial Banking and Wealth Management
12	Capital Markets
13	Corporate and Other

15	Financial condition
15	Review of condensed consolidated balance sheet

16	Capital resources
20	Off-balance sheet arrangements

21	Management of risk
21	Risk overview
21	Top and emerging risks
24	Credit risk
29	Market risk
32	Liquidity risk
37	Other risks

37	Accounting and control matters
37	Critical accounting policies and estimates
37	Accounting developments
37	Other regulatory developments
37	Controls and procedures
37	Related-party transactions

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Significant events”, “Overview – Economic outlook”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2019 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of an acquisition will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2019	1

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
	Financial results ($ millions)
	Net interest income	$2,694	$2,460	$2,577	$7,750	$7,526
	Non-interest income	2,038	2,082	1,970	6,089	5,856
	Total revenue	4,732	4,542	4,547	13,839	13,382
	Provision for credit losses	291	255	241	884	606
	Non-interest expenses	2,670	2,588	2,572	8,018	7,667
	Income before income taxes	1,771	1,699	1,734	4,937	5,109
	Income taxes	373	351	365	1,009	1,093
	Net income	$1,398	$1,348	$1,369	$3,928	$4,016
	Net income attributable to non-controlling interests	$6	$7	$4	$17	$15
	Preferred shareholders	28	28	23	79	65
	Common shareholders	1,364	1,313	1,342	3,832	3,936
	Net income attributable to equity shareholders	$1,392	$1,341	$1,365	$3,911	$4,001
	Financial measures
	Reported efficiency ratio	56.4%	57.0%	56.6%	57.9%	57.3%
	Adjusted efficiency ratio (1)	55.4%	56.1%	55.0%	55.3%	55.4%
	Loan loss ratio (2)	0.27%	0.26%	0.29%	0.28%	0.25%
	Reported return on common shareholders’ equity	15.5%	15.8%	16.7%	15.0%	17.1%
	Adjusted return on common shareholders’ equity (1)	15.6%	15.9%	17.1%	15.8%	17.8%
	Net interest margin	1.65%	1.59%	1.69%	1.63%	1.69%
	Net interest margin on average interest-earning assets	1.84%	1.77%	1.89%	1.82%	1.88%
	Return on average assets	0.86%	0.87%	0.90%	0.83%	0.90%
	Return on average interest-earning assets	0.96%	0.97%	1.00%	0.92%	1.00%
	Total shareholder return	(6.70)%	2.58%	7.39%	(4.93)%	8.14%
	Reported effective tax rate	21.1%	20.6%	21.0%	20.4%	21.4%
	Adjusted effective tax rate (1)	21.0%	20.7%	21.1%	20.7%	19.8%
Common share information
Per share ($)	– basic earnings	$3.07	$2.96	$3.02	$8.63	$8.88
	– reported diluted earnings	3.06	2.95	3.01	8.61	8.85
	– adjusted diluted earnings (1)	3.10	2.97	3.08	9.07	9.21
	– dividends	1.40	1.40	1.33	4.16	3.96
	– book value	78.58	77.49	72.41	78.58	72.41
Share price ($)	– high	113.13	114.73	118.72	116.19	123.99
	– low	101.80	105.60	112.00	100.80	110.11
	– closing	103.83	112.81	118.72	103.83	118.72
Shares outstanding (thousands)	– weighted-average basic (3)	444,868	444,028	444,081	443,976	443,104
	– weighted-average diluted	445,915	445,224	445,504	445,144	444,660
	– end of period (3)	445,437	444,650	443,717	445,437	443,717
	Market capitalization ($ millions)	$46,168	$50,161	$52,678	$46,168	$52,678
	Value measures
	Dividend yield (based on closing share price)	5.3%	5.1%	4.4%	5.4%	4.5%
	Reported dividend payout ratio	45.7%	47.3%	43.9%	48.2%	44.6%
	Adjusted dividend payout ratio (1)	45.1%	47.0%	43.0%	45.7%	42.8%
	Market value to book value ratio	1.32	1.46	1.64	1.32	1.64
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$136,398	$135,954	$120,429	$136,398	$120,429
	Loans and acceptances, net of allowance	395,440	392,945	377,310	395,440	377,310
	Total assets	642,522	634,109	595,025	642,522	595,025
	Deposits	481,044	477,540	459,767	481,044	459,767
	Common shareholders’ equity	35,003	34,455	32,131	35,003	32,131
	Average assets	648,537	633,556	605,220	634,238	596,660
	Average interest-earning assets	580,437	570,057	542,140	568,250	534,415
	Average common shareholders’ equity	35,028	34,091	31,836	34,101	30,841
	Assets under administration (AUA) (4)(5)	2,368,067	2,404,719	2,400,407	2,368,067	2,400,407
	Assets under management (AUM) (5)	248,391	242,694	232,915	248,391	232,915
	Balance sheet quality and liquidity measures
	Risk-weighted assets (RWA) ($ millions) (6)
	Total RWA	$236,836	$234,816	n/a	$236,836	n/a
	Common Equity Tier 1 (CET1) capital RWA	n/a	n/a	$211,820	n/a	$211,820
	Tier 1 capital RWA	n/a	n/a	211,968	n/a	211,968
	Total capital RWA	n/a	n/a	212,116	n/a	212,116
	Capital ratios
	CET1 ratio	11.4%	11.2%	11.3%	11.4%	11.3%
	Tier 1 capital ratio	12.7%	12.6%	12.8%	12.7%	12.8%
	Total capital ratio	15.2%	14.5%	14.8%	15.2%	14.8%
	Leverage ratio
	Leverage ratio exposure ($ millions)	$702,918	$696,026	$649,169	$702,918	$649,169
	Leverage ratio	4.3%	4.3%	4.2%	4.3%	4.2%
	Liquidity coverage ratio (LCR)	129%	134%	126%	n/a	n/a
	Other information
	Full-time equivalent employees	45,763	44,797	45,091	45,763	45,091
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Excludes nil restricted shares as at July 31, 2019 (April 30, 2019: 409; July 31, 2018: 68,084).
(4)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,864.4 billion (April 30, 2019: $1,911.9 billion; July 31, 2018: $1,915.6 billion).

(5)	AUM amounts are included in the amounts reported under AUA.
(6)

During 2018, before any capital floor requirement, there were three different levels of RWAs for the calculation of CIBC’s CET1, Tier 1 and Total capital ratios as CIBC elected in 2014 to phase in the credit valuation adjustment (CVA) capital charge as permitted by the Office of the Superintendent of Financial Institutions (OSFI). Beginning in the first quarter of 2019 the ratios are calculated by reference to the same level of RWAs, as the phase-in of the CVA capital charge has been completed.

n/a	Not applicable.

2	CIBC THIRD QUARTER 2019

Overview

Financial results

Reported net income for the quarter was $1,398 million, compared with $1,369 million for the same quarter last year, and $1,348 million for the prior quarter.

Adjusted net income(1) for the quarter was $1,415 million, compared with $1,399 million for the same quarter last year, and $1,357 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $3.06, compared with $3.01 for the same quarter last year, and $2.95 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $3.10, compared with $3.08 for the same quarter last year, and $2.97 for the prior quarter.

Net income for the current quarter was affected by the following items of note:

•

$27 million ($21 million after-tax) amortization of acquisition-related intangible assets ($2 million after-tax in Canadian Personal and Small Business Banking, $16 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other); and

•

$6 million ($4 million after-tax net positive impact) in purchase accounting adjustments net of transaction and integration-related costs(2) associated with the acquisitions of The PrivateBank and Geneva Advisors (income of $6 million after-tax in U.S. Commercial Banking and Wealth Management, and charge of $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $8 million and non-interest expenses by $29 million, and decreased income taxes by $4 million. In aggregate, these items of note decreased net income by $17 million.

Net interest income(3)

Net interest income was up $117 million or 5% from the same quarter last year, primarily due to volume growth across our businesses.

Net interest income was up $234 million or 10% from the prior quarter, primarily due to the impact of additional days in the current quarter, higher trading income, wider spreads in Canadian Personal and Small Business Banking, and volume growth across most of our businesses.

Net interest income for the nine months ended July 31, 2019 was up $224 million or 3% from the same period in 2018, primarily due to volume growth across our businesses, wider spreads in Canadian Personal and Small Business Banking, and the impact of foreign exchange translation, partially offset by lower trading income.

Non-interest income(3)

Non-interest income was up $68 million or 3% from the same quarter last year, primarily due to higher trading income and higher credit fees and investment management and custodial fees, partially offset by lower underwriting and advisory fees.

Non-interest income was down $44 million or 2% from the prior quarter, primarily due to lower trading income and underwriting and advisory fees, partially offset by higher investment management and custodial fees and credit fees.

Non-interest income for the nine months ended July 31, 2019 was up $233 million or 4% from the same period in 2018, primarily due to higher trading income and higher credit fees, investment management and custodial fees, and underwriting and advisory fees, partially offset by lower card fees and commission revenue.

Provision for credit losses

Provision for credit losses was up $50 million or 21% from the same quarter last year. Provision for credit losses on performing loans was up $52 million, with higher provisions across all strategic business units (SBUs). Provision for credit losses on impaired loans was comparable with the same quarter last year, as higher provisions in Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets were offset by lower provisions in Corporate and Other.

Provision for credit losses was up $36 million or 14% from the prior quarter. Provision for credit losses on performing loans was up $14 million, primarily due to higher provisions in Capital Markets, partially offset by lower provisions in Canadian Personal and Small Business Banking. Provision for credit losses on impaired loans was up $22 million, due to higher provisions in U.S. Commercial Banking and Wealth Management and Capital Markets, partially offset by lower provisions in Canadian Commercial Banking and Wealth Management and Canadian Personal and Small Business Banking.

Provision for credit losses for the nine months ended July 31, 2019 was up $278 million or 46% from the same period in 2018. Provision for credit losses on performing loans was up $154 million, as the same period last year included a reduction in allowance driven by an economic outlook that had improved since our adoption of IFRS 9 “Financial Instruments” (IFRS 9) on November 1, 2017, while the current period included an increase in allowance, reflective of the impact of certain unfavourable changes to our economic outlook. Provision for credit losses on impaired loans was up $124 million, due to higher provisions in all SBUs, partially offset by lower provisions in Corporate and Other.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank and changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions.

(3)

Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

CIBC THIRD QUARTER 2019	3

Non-interest expenses

Non-interest expenses were up $98 million or 4% from the same quarter last year, primarily due to higher spending on strategic initiatives and higher employee-related compensation.

Non-interest expenses were up $82 million or 3% from the prior quarter primarily due to higher performance-based and employee-related compensation and higher spending on strategic initiatives.

Non-interest expenses for the nine months ended July 31, 2019 were up $351 million or 5% from the same period in 2018, as the current period included a charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program, shown as an item of note. The current period also included higher spending on strategic initiatives, higher employee-related compensation, and an unfavourable impact from foreign exchange translation, partially offset by lower performance-based compensation.

Income taxes

Income tax expense was up $8 million or 2% from the same quarter last year and up $22 million or 6% from the prior quarter, primarily due to higher income.

Income tax expense for the nine months ended July 31, 2019 was down $84 million or 8% from the same period in 2018, primarily due to net tax adjustments resulting from the U.S. tax reforms enacted in the first quarter of 2018, shown as an item of note, that were included in the same period last year, and lower income in the current period, partially offset by lower tax-exempt income. The current period also included a net tax recovery of $38 million resulting from the Enron settlement discussed below, largely offset by a $28 million revaluation of certain deferred tax assets due to tax rate changes enacted by the Barbados government in the first quarter of 2019.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (U.S. tax reforms), which reduced the U.S. federal corporate income tax rate to 21% effective January 1, 2018, resulting in a significant decrease in CIBC’s U.S. deferred tax assets in the first quarter of 2018. The U.S. tax reforms introduced other important changes to U.S. corporate income tax laws including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. On December 20, 2018, the Internal Revenue Service released proposed regulations to implement certain other aspects of the U.S. tax reforms. CIBC continues to evaluate the impact of these proposed regulations, together with BEAT, on our U.S. operations.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, CIBC entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses that are deductible in Canada. The impact of this Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account the portion of the Enron expenses that we expect to deduct in the United States, but which has not yet been agreed to by the Internal Revenue Service, and the taxable refund interest that we expect to collect from the CRA upon the reassessment of certain prior year tax returns in accordance with the Agreement. It is possible that adjustments may be required to the amount of the tax benefits recognized in the United States.

The 2015 Canadian federal budget which became law effective on November 1, 2015, contained new rules for “synthetic equity arrangements” which eliminated the tax deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances. A set of transition rules applied between November 1, 2015 and April 30, 2017. The new rules have resulted in a higher effective tax rate, as the tax deductibility of certain Canadian corporate dividends is diminished. On February 27, 2018, the 2018 Canadian federal budget was released which extended the denial of the deductibility of Canadian inter-corporate dividends for Canadian corporations to include dividends received on share buyback transactions.

In prior years, the CRA reassessed CIBC approximately $527 million of additional income tax by denying the tax deductibility of certain 2011 to 2013 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In March 2018, CIBC filed a Notice of Appeal with the Tax Court of Canada with respect to the 2011 taxation year. The matter is now in litigation. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In May 2019, the CRA reassessed CIBC in respect of the 2014 taxation year for approximately $273 million of additional income tax. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Foreign exchange

The following table provides the estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended			For the nine months ended
$ millions, except per share amounts	Jul. 31, 2019 vs. Jul. 31, 2018	Jul. 31, 2019 vs. Apr. 30, 2019		Jul. 31, 2019 vs. Jul. 31, 2018
Estimated increase (decrease) in:
Total revenue	$17	$(3)		$107
Provision for credit losses	1	–		5
Non-interest expenses	9	(2)		53
Income taxes	1	–		7
Net income	6	(1)		42
Impact on EPS:
Basic	$0.01	$–		$0.09
Diluted	0.01	–		0.09
Average USD appreciation (depreciation) relative to CAD	1.8%	(0.3	) %	3.8%

4	CIBC THIRD QUARTER 2019

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Second quarter of 2019

•

$27 million ($20 million after-tax) amortization of acquisition-related intangible assets ($1 million after-tax in Canadian Personal and Small Business Banking, $17 million after-tax in U.S. Commercial Banking and Wealth Management, and $2 million after-tax in Corporate and Other); and

•

$15 million ($11 million after-tax net positive impact) in purchase accounting adjustments net of transaction and integration-related costs(1) associated with the acquisitions of The PrivateBank and Geneva Advisors (income of $4 million after-tax in U.S. Commercial Banking and Wealth Management, and $7 million after-tax in Corporate and Other).

The above items of note increased revenue by $6 million and non-interest expenses by $18 million, and decreased income taxes by $3 million. In aggregate, these items of note decreased net income by $9 million.

First quarter of 2019

•

$227 million ($167 million after-tax) charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program (Canadian Personal and Small Business Banking);

•

$27 million ($21 million after-tax) amortization of acquisition-related intangible assets ($2 million after-tax in Canadian Personal and Small Business Banking, $16 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other); and

•

$8 million ($7 million after-tax net positive impact) in purchase accounting adjustments net of transaction and integration-related costs(1) associated with the acquisitions of The PrivateBank, Geneva Advisors and Wellington Financial (income of $10 million after-tax in U.S. Commercial Banking and Wealth Management, and charge of $3 million after-tax in Corporate and Other).

The above items of note increased revenue by $13 million and non-interest expenses by $259 million, and decreased income taxes by $65 million. In aggregate, these items of note decreased net income by $181 million.

Third quarter of 2018

•

$31 million ($23 million after-tax) amortization of acquisition-related intangible assets ($4 million after-tax in Canadian Personal and Small Business Banking, $17 million after-tax in U.S. Commercial Banking and Wealth Management, and $2 million after-tax in Corporate and Other); and

•

$9 million ($7 million after-tax) in transaction and integration-related costs(1) net of purchase accounting adjustments associated with the acquisitions of The PrivateBank and Geneva Advisors (income of $8 million after-tax in U.S. Commercial Banking and Wealth Management, and charge of $15 million after-tax in Corporate and Other).

The above items of note increased revenue by $12 million and non-interest expenses by $52 million, and decreased income taxes by $10 million. In aggregate, these items of note decreased net income by $30 million.

Second quarter of 2018

•

$26 million ($19 million after-tax) amortization of intangible assets ($2 million after-tax in Canadian Personal and Small Business Banking, $15 million after-tax in U.S. Commercial Banking and Wealth Management, and $2 million after-tax in Corporate and Other); and

•

$9 million ($7 million after-tax) in transaction and integration-related costs(1) net of purchase accounting adjustments associated with the acquisitions of The PrivateBank and Geneva Advisors (income of $11 million after-tax in U.S. Commercial Banking and Wealth Management, and charge of $18 million after-tax in Corporate and Other).

The above items of note increased revenue by $15 million and non-interest expenses by $50 million, and decreased income taxes by $9 million. In aggregate, these items of note decreased net income by $26 million.

First quarter of 2018

•	$88 million charge from net tax adjustments resulting from the U.S. tax reforms enacted in the first quarter of 2018 (Corporate and Other);
•

$32 million ($24 million after-tax) amortization of acquisition-related intangible assets ($2 million after-tax in Canadian Personal and Small Business Banking, $19 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other); and

•

$10 million ($7 million after-tax net positive impact) in purchase accounting adjustments net of transaction and integration-related costs(1) associated with the acquisitions of The PrivateBank and Geneva Advisors (income of $13 million after-tax in U.S. Commercial Banking and Wealth Management, and charge of $6 million after-tax in Corporate and Other).

The above items of note increased revenue by $27 million, non-interest expenses by $49 million, and income taxes by $83 million. In aggregate, these items of note decreased net income by $105 million.

(1)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank and changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions.

CIBC THIRD QUARTER 2019	5

Significant events

Acquisition of Cleary Gull

On July 9, 2019, we announced that we had reached an agreement to acquire Cleary Gull, a Milwaukee-based boutique investment banking firm specializing in middle-market mergers and acquisitions, private capital placement and debt advisory across the United States. The transaction is not material and is expected to close in the fourth quarter of 2019, subject to customary closing conditions, including regulatory approvals. The results of the acquired business will be consolidated from the date of close and will be included in our Capital Markets SBU.

Finalization of arrangement with Air Canada

Following the close of Air Canada’s acquisition of the Aeroplan loyalty business from Aimia Inc. on January 10, 2019, we will be offering credit cards under Air Canada’s new loyalty program, which is expected to launch in 2020. This program will allow CIBC’s Aeroplan cardholders to transfer their Aeroplan Miles to Air Canada’s new loyalty program.

To secure our participation in Air Canada’s new loyalty program for a period of 10 years, we paid Air Canada $200 million plus applicable sales tax, which we recognized as an expense in the first quarter of 2019. We have shown this payment, together with related transaction costs, as an item of note related to the first quarter of 2019. In addition, we made a payment of $92 million plus applicable sales tax in the first quarter of 2019 as a prepayment to be applied towards future monthly payments in respect of Aeroplan Miles over a 10-year period.

Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended			2019				2018	2017
		Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
	Revenue
	Canadian Personal and Small Business Banking	$2,239	$2,128	$2,166	$2,201	$2,176	$2,090	$2,138	$2,093
	Canadian Commercial Banking and Wealth Management	1,023	1,003	992	986	988	937	954	922
	U.S. Commercial Banking and Wealth Management (1)	509	475	479	457	448	429	432	422
	Capital Markets (1)	746	751	705	649	752	710	801	622
	Corporate and Other (1)	215	185	223	159	183	210	134	210
	Total revenue	$4,732	$4,542	$4,565	$4,452	$4,547	$4,376	$4,459	$4,269
	Net interest income	$2,694	$2,460	$2,596	$2,539	$2,577	$2,476	$2,473	$2,464
	Non-interest income	2,038	2,082	1,969	1,913	1,970	1,900	1,986	1,805
	Total revenue	4,732	4,542	4,565	4,452	4,547	4,376	4,459	4,269
	Provision for credit losses	291	255	338	264	241	212	153	229
	Non-interest expenses	2,670	2,588	2,760	2,591	2,572	2,517	2,578	2,570
	Income before income taxes	1,771	1,699	1,467	1,597	1,734	1,647	1,728	1,470
	Income taxes	373	351	285	329	365	328	400	306
	Net income	$1,398	$1,348	$1,182	$1,268	$1,369	$1,319	$1,328	$1,164
	Net income attributable to:
	Non-controlling interests	$6	$7	$4	$2	$4	$6	$5	$5
	Equity shareholders	1,392	1,341	1,178	1,266	1,365	1,313	1,323	1,159
EPS	– basic	$3.07	$2.96	$2.61	$2.81	$3.02	$2.90	$2.96	$2.60
	– diluted	3.06	2.95	2.60	2.80	3.01	2.89	2.95	2.59
(1)

Capital Markets and U.S. Commercial Banking and Wealth Management revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Canadian Personal and Small Business Banking revenue has benefited from volume growth and widening spreads over the period.

Canadian Commercial Banking and Wealth Management has benefited from strong volume growth in deposits and loans, and continued growth in AUA and AUM as a result of market appreciation over the period. Increases in interest rates beginning in the latter half of 2017 contributed to improved margins beginning in the fourth quarter of 2017.

U.S. Commercial Banking and Wealth Management has benefited from volume growth in both loans and deposits. Although margins have remained relatively stable over the period, notwithstanding increased deposit costs, the third quarter of 2019 benefited from an elevated level of interest recoveries.

Capital Markets revenue is influenced, to a large extent, by market conditions and activity in the equity derivatives business, which includes tax-exempt income. The first quarter of 2018 included higher equity derivatives trading revenue, with the TEB component of revenue offset in Corporate and Other.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and, following our adoption of IFRS 9 in the first quarter of 2018, changes in our economic outlook.

In Canadian Personal and Small Business Banking, the first quarter of 2018 included a reduction in allowance on performing loans, reflective of an economic outlook that improved in that quarter. The second quarter of 2019 included an increase in allowance on performing loans, reflective of the impact of certain changes to our economic outlook, and a model parameter update.

In Canadian Commercial Banking and Wealth Management, the first three quarters of 2019 included higher provisions on impaired loans in the Canadian commercial banking portfolio.

In U.S. Commercial Banking and Wealth Management, the fourth quarter of 2017 included $35 million relating to the establishment of a collective allowance (prior to our adoption of IFRS 9) for new loan originations and renewals of acquired loans relating to CIBC Bank USA. The third and fourth quarters of 2018 and the third quarter of 2019 included higher provisions on impaired loans in the U.S. commercial banking portfolio.

In Capital Markets, the first half of 2018 included reductions in allowance for performing loans, reflective of better portfolio credit quality and an improved outlook with respect to the oil and gas sector. The first quarter of 2019 included an increase in allowance on performing loans, reflective of the impact of

6	CIBC THIRD QUARTER 2019

increased uncertainty on our economic outlook, as well as higher provisions on impaired loans. The third quarter of 2019 included an increase in allowance on performing loans in the oil and gas sector to reflect expectations of potentially higher losses resulting from low natural gas prices, as well as higher provisions on impaired loans in the oil and gas sector.

In Corporate and Other, the fourth quarter of 2017 included reductions in the collective allowance (prior to our adoption of IFRS 9). The third and fourth quarters of 2018 included higher provisions on impaired loans in FirstCaribbean International Bank Limited (CIBC FirstCaribbean) resulting from the Barbados government debt restructuring.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, spending on strategic initiatives, and movement in foreign exchange rates. The fourth quarter of 2017 included fees and charges related to the launch of Simplii Financial and the related wind-down of the President’s Choice Financial branded banking offer. The first quarter of 2019 included a charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income. The first quarter of 2018 included net tax adjustments resulting from U.S. tax reforms. The favourable impact of the U.S. tax reforms on the effective tax rate in the U.S. has benefited the U.S. Commercial Banking and Wealth Management SBU beginning in the first quarter of 2018. The first quarter of 2019 included a net tax recovery resulting from the Enron settlement, largely offset by the revaluation of certain deferred tax assets due to tax rate changes enacted by the Barbados government in that quarter.

Economic outlook

While quarterly growth has improved after a slow start to the year, Canada’s economy is still expected to see a slight moderation in growth in 2019 in the wake of interest rate hikes in the prior year and a softer global economic outlook. Real gross domestic product (GDP) growth is expected to decelerate in 2019 to roughly 1.5%, with a similar pace expected in 2020 as exports are impacted by slower economic growth in the U.S. Although the unemployment rate could see a marginal increase, it is expected to remain at historically low levels. The Bank of Canada’s overnight rate is expected to decline by 25 basis points in the first half of 2020, as inflation is projected to remain moderate and there is a need to keep the Canadian dollar from appreciating and negatively impacting exports. Housing construction should run at a slower pace, while capital spending by businesses should remain on a path of moderate growth, with the energy sector awaiting greater assurance of pipeline access. Global crude oil prices appear to have stabilized, however the market remains fragile and capital spending in the sector will likely remain relatively flat until there is greater clarity on future pipeline capacity.

The U.S. economy is expected to decelerate to between 2.0% to 2.5% growth in 2019, and it is anticipated that tight labour markets will constrain Midwest regional growth to roughly that pace. A further slowing to between 1.5% to 2.0% growth in 2020 is likely as the economy is impacted by a limited supply of labour and slower global growth. The U.S. Federal Reserve has started decreasing interest rates to cushion against downside global risks, and another 25 basis point cut is expected before the end of the calendar year to bring short-term rates to levels that can be sustained in 2020. Escalating trade tensions between China and the U.S. as well as China and Canada pose a downside risk to our U.S. and Canadian outlooks, but one that might be offset by greater interest rate reductions than those currently projected.

Canadian Personal and Small Business Banking is expected to see a continuation of low growth in consumer and mortgage lending, with demand constrained by softer growth in housing prices and last year’s regulatory tightening.

Moderate growth in corporate earnings should support activity in Capital Markets and Canadian Commercial Banking and Wealth Management. Government bond issuance activity is anticipated to remain elevated due to provincial deficits and capital spending. Credit markets should remain healthy with low unemployment and moderate profit growth. Wealth management should benefit from ongoing growth in the pool of savings, but softer economic growth could constrain the extent to which AUM benefit from equity price gains.

In U.S. Commercial Banking and Wealth Management, commercial banking should benefit from existing capacity constraints affecting many sectors as the need to expand capacity drives incremental financing requirements. Wealth management has benefited from a greater pool of after-tax savings, although a softer path for further equity price gains is expected to reduce growth in AUM. Lower interest rates should support growth in commercial lending activity.

CIBC THIRD QUARTER 2019	7

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance. For a more detailed discussion on our non-GAAP measures, see page 14 of the 2018 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		As at or for the three months ended			As at or for the nine months ended
$ millions		2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$1,364	$1,313	$1,342	$3,832	$3,936
After-tax impact of items of note (1)		17	9	30	207	161
Adjusted net income attributable to common shareholders (2)	B	$1,381	$1,322	$1,372	$4,039	$4,097
Diluted weighted-average common shares outstanding (thousands)	C	445,915	445,224	445,504	445,144	444,660
Reported diluted EPS ($)	A/C	$3.06	$2.95	$3.01	$8.61	$8.85
Adjusted diluted EPS ($) (2)	B/C	3.10	2.97	3.08	9.07	9.21
Reported and adjusted efficiency ratio
Reported total revenue	D	$4,732	$4,542	$4,547	$13,839	$13,382
Pre-tax impact of items of note (1)		(8)	(6)	(12)	(27)	(54)
TEB		46	44	44	131	250
Adjusted total revenue (TEB) (2)	E	$4,770	$4,580	$4,579	$13,943	$13,578
Reported non-interest expenses	F	$2,670	$2,588	$2,572	$8,018	$7,667
Pre-tax impact of items of note (1)		(29)	(18)	(52)	(306)	(151)
Adjusted non-interest expenses (2)	G	$2,641	$2,570	$2,520	$7,712	$7,516
Reported efficiency ratio	F/D	56.4%	57.0%	56.6%	57.9%	57.3%
Adjusted efficiency ratio (2)	G/E	55.4%	56.1%	55.0%	55.3%	55.4%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$623	$621	$589	$1,847	$1,754
Reported dividend payout ratio	H/A	45.7%	47.3%	43.9%	48.2%	44.6%
Adjusted dividend payout ratio (2)	H/B	45.1%	47.0%	43.0%	45.7%	42.8%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$35,028	$34,091	$31,836	$34,101	$30,841
Reported return on common shareholders’ equity	A/I (3)	15.5%	15.8%	16.7%	15.0%	17.1%
Adjusted return on common shareholders’ equity (2)	B/I (3)	15.6%	15.9%	17.1%	15.8%	17.8%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$1,771	$1,699	$1,734	$4,937	$5,109
Pre-tax impact of items of note (1)		21	12	40	279	97
Adjusted income before income taxes (2)	K	$1,792	$1,711	$1,774	$5,216	$5,206
Reported income taxes	L	$373	$351	$365	$1,009	$1,093
Tax impact of items of note (1)		4	3	10	72	(64)
Adjusted income taxes (2)	M	$377	$354	$375	$1,081	$1,029
Reported effective tax rate	L/J	21.1%	20.6%	21.0%	20.4%	21.4%
Adjusted effective tax rate (2)	M/K	21.0%	20.7%	21.1%	20.7%	19.8%

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2019	Reported net income (loss)	$657	$348	$172	$231	$(10)	$1,398
Jul. 31	After-tax impact of items of note (1)	2	–	10	–	5	17
	Adjusted net income (loss) (2)	$659	$348	$182	$231	$(5)	$1,415
2019	Reported net income (loss)	$570	$328	$163	$279	$8	$1,348
Apr. 30	After-tax impact of items of note (1)	1	–	13	–	(5)	9
	Adjusted net income (loss) (2)	$571	$328	$176	$279	$3	$1,357
2018	Reported net income (loss)	$639	$350	$162	$265	$(47)	$1,369
Jul. 31	After-tax impact of items of note (1)	4	–	9	–	17	30
	Adjusted net income (loss) (2)	$643	$350	$171	$265	$(30)	$1,399

$ millions, for the nine months ended
2019	Reported net income (loss)	$1,690	$995	$503	$711	$29	$3,928
Jul. 31	After-tax impact of items of note (1)	172	–	29	–	6	207
	Adjusted net income (loss) (2)	$1,862	$995	$532	$711	$35	$4,135
2018	Reported net income (loss)	$1,879	$974	$434	$836	$(107)	$4,016
Jul. 31	After-tax impact of items of note (1)	8	–	19	–	134	161
	Adjusted net income (loss) (2)	$1,887	$974	$453	$836	$27	$4,177
(1)	Reflects impact of items of note described under “Financial results” section.
(2)	Non-GAAP measure.
(3)	Annualized.

8	CIBC THIRD QUARTER 2019

Strategic business units overview

CIBC has four SBUs – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Client Connectivity and Innovation, Finance, Human Resources and Communications, Risk Management, and Technology and Operations, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 17 of the 2018 Annual Report.

Canadian Personal and Small Business Banking

Canadian Personal and Small Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Revenue	$2,239	$2,128	$2,176	$6,533	$6,404
Provision for (reversal of) credit losses
Impaired	197	202	199	591	578
Performing	7	27	–	50	(28)
Total provision for credit losses	204	229	199	641	550
Non-interest expenses	1,140	1,122	1,105	3,589	3,295
Income before income taxes	895	777	872	2,303	2,559
Income taxes	238	207	233	613	680
Net income	$657	$570	$639	$1,690	$1,879
Net income attributable to:
Equity shareholders (a)	$657	$570	$639	$1,690	$1,879
Efficiency ratio	50.9%	52.7%	50.8%	54.9%	51.5%
Return on equity (2)	71.5%	61.7%	66.7%	61.0%	66.6%
Charge for economic capital (2) (b)	$(90)	$(90)	$(94)	$(271)	$(277)
Economic profit (2) (a+b)	$567	$480	$545	$1,419	$1,602
Full-time equivalent employees	13,833	13,735	14,425	13,833	14,425
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $657 million, up $18 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income was up $87 million from the prior quarter, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.

Net income for the nine months ended July 31, 2019 was $1,690 million, down $189 million from the same period in 2018, primarily due to higher non-interest expenses as the current period included a charge for a payment made to Air Canada to secure our participation in its new loyalty program, shown as an item of note, partially offset by higher revenue.

Revenue

Revenue was up $63 million or 3% from the same quarter last year, primarily due to volume growth and wider spreads.

Revenue was up $111 million or 5% from the prior quarter, primarily due to the impact of additional days in the current quarter and wider spreads.

Revenue for the nine months ended July 31, 2019 was up $129 million or 2% from the same period in 2018, primarily due to wider spreads and volume growth, partially offset by lower fee income.

Provision for credit losses

Provision for credit losses was up $5 million from the same quarter last year. The current quarter included a provision for credit losses on performing loans mainly due to unfavourable credit migration within the personal lending portfolio. In addition, model parameter updates increased the allowance in the personal lending portfolio and decreased the allowance in the cards portfolio. Provision for credit losses on impaired loans was comparable with the same quarter last year.

Provision for credit losses was down $25 million from the prior quarter. The current quarter included the provision for credit losses on performing loans noted above. The prior quarter also included a provision for credit losses on performing loans due to a model parameter update and the impact of certain unfavourable changes to our economic outlook in that quarter. Provision for credit losses on impaired loans was down due to lower write-offs in the personal lending portfolio.

Provision for credit losses for the nine months ended July 31, 2019 was up $91 million from the same period in 2018. The current period included a provision for credit losses on performing loans due to the impact of certain unfavourable changes to our economic outlook over the period. The same period last year included a reversal of credit losses on performing loans, driven by an economic outlook that had improved since our adoption of IFRS 9 on November 1, 2017, partially offset by an unfavourable impact from a model parameter update in that period. Provision for credit losses on impaired loans was up due to higher write-offs in the personal lending portfolio.

CIBC THIRD QUARTER 2019	9

Non-interest expenses

Non-interest expenses were up $35 million or 3% from the same quarter last year, primarily due to higher spending on strategic initiatives.

Non-interest expenses were up $18 million or 2% from the prior quarter, primarily due to higher employee-related compensation driven by additional days in the current quarter and higher spending on strategic initiatives.

Non-interest expenses for the nine months ended July 31, 2019 were up $294 million or 9% from the same period in 2018, primarily due to the charge noted above and higher spending on strategic initiatives.

Income taxes

Income taxes were up $5 million from the same quarter last year and up $31 million from the prior quarter, primarily due to higher income.

Income taxes for the nine months ended July 31, 2019 were down $67 million from the same period in 2018, primarily due to lower income.

Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. In addition, we provide asset management services to institutional investors.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Revenue
Commercial banking	$414	$408	$389	$1,235	$1,102
Wealth management	609	595	599	1,783	1,777
Total revenue	1,023	1,003	988	3,018	2,879
Provision for (reversal of) credit losses
Impaired	15	25	2	88	7
Performing	2	(2)	(6)	(5)	(9)
Total provision for (reversal of) credit losses	17	23	(4)	83	(2)
Non-interest expenses	531	530	513	1,576	1,547
Income before income taxes	475	450	479	1,359	1,334
Income taxes	127	122	129	364	360
Net income	$348	$328	$350	$995	$974
Net income attributable to:
Equity shareholders (a)	$348	$328	$350	$995	$974
Efficiency ratio	51.9%	52.9%	51.9%	52.2%	53.7%
Return on equity (2)	38.2%	38.6%	41.7%	37.9%	39.8%
Charge for economic capital (2) (b)	$(89)	$(82)	$(83)	$(256)	$(240)
Economic profit (2) (a+b)	$259	$246	$267	$739	$734
Full-time equivalent employees	5,087	5,028	5,060	5,087	5,060
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $348 million, and was comparable with the same quarter last year.

Net income was up $20 million from the prior quarter, primarily due to higher revenue.

Net income for the nine months ended July 31, 2019 was $995 million, up $21 million from the same period in 2018, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher non-interest expenses.

Revenue

Revenue was up $35 million or 4% from the same quarter last year.

Commercial banking revenue was up $25 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Wealth management revenue was up $10 million, primarily due to higher investment management and custodial fees driven by higher AUM.

Revenue was up $20 million or 2% from the prior quarter.

Commercial banking revenue was up $6 million, primarily due to the impact of additional days in the current quarter and volume growth, partially offset by lower fees.

Wealth management revenue was up $14 million, primarily due to higher investment management and custodial fees driven by higher AUM.

Revenue for the nine months ended July 31, 2019 was up $139 million or 5% from the same period in 2018.

Commercial banking revenue was up $133 million, primarily due to volume growth and higher fees.

Wealth management revenue was up $6 million, primarily due to higher investment management and custodial fees driven by higher AUM, wider spreads, and volume growth, partially offset by lower commission revenue and mutual fund fees.

Provision for (reversal of) credit losses

Provision for credit losses was up $21 million from the same quarter last year, primarily due to higher provisions on impaired loans in the Canadian commercial banking portfolio. The same quarter last year included a reversal of credit losses on performing loans primarily due to model parameter updates in that quarter.

Provision for credit losses was down $6 million from the prior quarter, primarily due to lower provisions on impaired loans in the Canadian commercial banking portfolio.

Provision for credit losses for the nine months ended July 31, 2019 was up $85 million from the same period in 2018, primarily due to higher provisions on impaired loans in the Canadian commercial banking portfolio.

10	CIBC THIRD QUARTER 2019

Non-interest expenses

Non-interest expenses were up $18 million or 4% from the same quarter last year, primarily due to higher spending on strategic initiatives and higher employee-related compensation.

Non-interest expenses were comparable with the prior quarter.

Non-interest expenses for the nine months ended July 31, 2019 were up $29 million or 2% from the same period in 2018, primarily due to higher spending on strategic initiatives and higher employee-related compensation, partially offset by lower performance-based compensation.

Income taxes

Income taxes were comparable with the same quarter last year.

Income taxes were up $5 million from the prior quarter, primarily due to higher income.

Income taxes for the nine months ended July 31, 2019 were up $4 million from the same period in 2018, primarily due to higher income.

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Revenue
Commercial banking	$347	$324	$304	$1,004	$886
Wealth management	156	148	144	452	415
Other	6	3	–	7	8
Total revenue (2)(3)	509	475	448	1,463	1,309
Provision for (reversal of) credit losses
Impaired	38	12	28	55	45
Performing	(9)	(1)	(14)	1	(6)
Total provision for credit losses	29	11	14	56	39
Non-interest expenses	282	277	246	833	759
Income before income taxes	198	187	188	574	511
Income taxes (2)	26	24	26	71	77
Net income	$172	$163	$162	$503	$434
Net income attributable to:
Equity shareholders (a)	$172	$163	$162	$503	$434
Efficiency ratio	55.3%	58.5%	55.0%	56.9%	58.0%
Return on equity (4)	9.1%	9.1%	9.1%	9.0%	8.4%
Charge for economic capital (4) (b)	$(181)	$(171)	$(170)	$(530)	$(492)
Economic profit (4) (a+b)	$(9)	$(8)	$(8)	$(27)	$(58)
Full-time equivalent employees	2,111	2,015	1,926	2,111	1,926
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $1 million for the quarter ended July 31, 2019 (April 30, 2019: $1 million; July 31, 2018: $1 million) and $2 million for the nine months ended July 31, 2019 (July 31, 2018: $2 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)

Included $8 million of accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note, for the quarter ended July 31, 2019 (April 30, 2019: $6 million; July 31, 2018: $12 million) and $27 million for the nine months ended July 31, 2019 (July 31, 2018: $46 million).

(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $172 million, up $10 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income was up $9 million from the prior quarter, primarily due to higher revenue, partially offset by a higher provision for credit losses.

Net income for the nine months ended July 31, 2019 was $503 million, up $69 million from the same period in 2018, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $61 million or 14% from the same quarter last year.

Commercial banking revenue was up $43 million, primarily due to volume growth, higher fees, and the impact of foreign exchange translation, partially offset by narrower spreads.

Wealth management revenue was up $12 million, primarily due to volume growth and higher investment management and custodial fees driven by higher AUM, partially offset by narrower spreads.

Other revenue was up $6 million, primarily due to higher revenue from treasury activities relating to CIBC Bank USA.

Revenue was up $34 million or 7% from the prior quarter.

Commercial banking revenue was up $23 million, primarily due to volume growth, the impact of additional days in the current quarter, and higher fees, partially offset by narrower spreads.

Wealth management revenue was up $8 million, primarily due to higher investment management and custodial fees driven by higher AUM.

Other revenue was comparable with the prior quarter.

Revenue for the nine months ended July 31, 2019 was up $154 million or 12% from the same period in 2018.

Commercial banking revenue was up $118 million, primarily due to volume growth and the impact of foreign exchange translation, partially offset by lower revenue from the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note.

CIBC THIRD QUARTER 2019	11

Wealth management revenue was up $37 million, primarily due to the impact of foreign exchange translation, volume growth, and higher investment management and custodial fees driven by higher AUM.

Other revenue was comparable with the same period in 2018.

Provision for credit losses

Provision for credit losses was up $15 million from the same quarter last year, primarily due to higher provisions on impaired loans in the U.S. commercial banking portfolio. The current quarter included a reversal of credit losses on performing loans due to repayments and credit migration, partially offset by the impact of certain unfavourable changes to our economic outlook. The same quarter last year also included a reversal of credit losses on performing loans due to favourable credit migration and the transfer of certain loans to the impaired portfolio.

Provision for credit losses was up $18 million from the prior quarter, primarily due to higher provisions on impaired loans in the U.S. commercial banking portfolio. The current quarter included the reversal of credit losses on performing loans noted above.

Provision for credit losses for the nine months ended July 31, 2019 was up $17 million from the same period in 2018, primarily due to higher provisions on impaired loans in the U.S. commercial banking portfolio. The current period included a provision for credit losses on performing loans that reflects the net impact of changes to our economic outlook and credit migration during the period. The same period in 2018 included a reversal of credit losses on performing loans driven by improvements in our economic outlook since our adoption of IFRS 9 on November 1, 2017, partially offset by a net unfavourable impact from credit migration within the performing portfolio.

Non-interest expenses

Non-interest expenses were up $36 million or 15% from the same quarter last year, primarily due to higher employee-related compensation and the impact of foreign exchange translation.

Non-interest expenses were up $5 million or 2% from the prior quarter, primarily due to higher performance-based compensation.

Non-interest expenses for the nine months ended July 31, 2019 were up $74 million or 10% from the same period in 2018, primarily due to the impact of foreign exchange translation, higher employee-related compensation, and higher spending on strategic initiatives, partially offset by lower performance-based compensation.

Income taxes

Income taxes were comparable with the same quarter last year.

Income taxes were up $2 million from the prior quarter, primarily due to higher income.

Income taxes for the nine months ended July 31, 2019 were down $6 million from the same period in 2018, as higher income in the current period was offset by a lower effective tax rate due to the impact of the U.S. tax reforms.

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Revenue
Global markets	$438	$427	$408	$1,279	$1,303
Corporate and investment banking (2)	308	324	344	923	960
Total revenue (3)	746	751	752	2,202	2,263
Provision for (reversal of) credit losses
Impaired	18	6	1	66	6
Performing	24	(6)	(2)	42	(32)
Total provision for (reversal of) credit losses	42	–	(1)	108	(26)
Non-interest expenses	390	372	384	1,130	1,136
Income before income taxes	314	379	369	964	1,153
Income taxes (3)	83	100	104	253	317
Net income	$231	$279	$265	$711	$836
Net income attributable to:
Equity shareholders (a)	$231	$279	$265	$711	$836
Efficiency ratio	52.3%	49.5%	50.9%	51.3%	50.2%
Return on equity (4)	29.9%	38.0%	39.1%	32.2%	40.7%
Charge for economic capital (4) (b)	$(76)	$(71)	$(66)	$(216)	$(201)
Economic profit (4) (a+b)	$155	$208	$199	$495	$635
Full-time equivalent employees	1,408	1,370	1,416	1,408	1,416
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2019. Corporate and investment banking now includes the Other line of business.
(3)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $45 million for the quarter ended July 31, 2019 (April 30, 2019: $43 million; July 31, 2018: $43 million) and $128 million for the nine months ended July 31, 2019 (July 31, 2018: $248 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $231 million, down $34 million from the same quarter last year, primarily due to a higher provision for credit losses.

Net income was down $48 million from the prior quarter, primarily due to a higher provision for credit losses and higher non-interest expenses.

Net income for the nine months ended July 31, 2019 was $711 million, down $125 million from the same period in 2018, primarily due to a higher provision for credit losses and lower revenue.

12	CIBC THIRD QUARTER 2019

Revenue

Revenue was down $6 million or 1% from the same quarter last year.

Global markets revenue was up $30 million, primarily due to higher revenue from our interest rate trading business and global markets financing activities.

Corporate and investment banking revenue was down $36 million, primarily due to lower equity and debt underwriting activity, and lower investment portfolio gains, partially offset by higher corporate banking revenue.

Revenue was down $5 million or 1% from the prior quarter.

Global markets revenue was up $11 million, primarily due to higher revenue from our foreign exchange and equity derivatives trading businesses, and global markets financing activities, partially offset by lower revenue from our interest rate trading business.

Corporate and investment banking revenue was down $16 million, primarily due to lower equity and debt underwriting activity, partially offset by higher advisory revenue.

Revenue for the nine months ended July 31, 2019 was down $61 million or 3% from the same period in 2018.

Global markets revenue was down $24 million, primarily due to lower revenue from our equity derivatives trading business, partially offset by higher revenue from our interest rate trading business and global markets financing activities.

Corporate and investment banking revenue was down $37 million from the same period in 2018, due to lower equity and debt underwriting activity, lower investment portfolio gains, and lower revenue from our run-off businesses, partially offset by higher corporate banking and advisory revenue.

Provision for (reversal of) credit losses

Provision for credit losses was up $43 million from the same quarter last year. Provision for credit losses on performing loans was up primarily due to an increase in the oil and gas sector to reflect expectations of potentially higher losses resulting from low natural gas prices. Provision for credit losses on impaired loans was up primarily due to higher provisions on impaired loans in the oil and gas sector.

Provision for credit losses was up $42 million from the prior quarter. Provision for credit losses on performing loans was up due to the increase in the oil and gas sector noted above. The prior quarter included a reversal of credit losses on performing loans due to the impact of certain favourable changes to our economic outlook in that quarter. Provision for credit losses on impaired loans was up primarily due to higher provisions in the oil and gas sector.

Provision for credit losses for the nine months ended July 31, 2019 was up $134 million from the same period in 2018. Provision for credit losses on performing loans was up due to the increase in the oil and gas sector noted above and the impact of certain unfavourable changes to our economic outlook. Provision for credit losses on impaired loans was up primarily due to higher provisions in the utility and oil and gas sectors.

Non-interest expenses

Non-interest expenses were up $6 million or 2% from the same quarter last year, primarily due to higher spending on strategic initiatives, partially offset by lower performance-based compensation.

Non-interest expenses were up $18 million from the prior quarter, primarily due to higher performance-based compensation and higher spending on strategic initiatives.

Non-interest expenses for the nine months ended July 31, 2019 were down $6 million or 1% from the same period in 2018, primarily due to lower performance-based compensation, partially offset by higher spending on strategic initiatives and higher employee-related compensation.

Income taxes

Income taxes were down $21 million from the same quarter last year, and down $17 million from the prior quarter, primarily due to lower income.

Income taxes for the nine months ended July 31, 2019 were down $64 million from the same period in 2018, primarily due to lower income.

Corporate and Other

Corporate and Other includes the following functional groups – Client Connectivity and Innovation, Finance, Human Resources and Communications, Risk Management, and Technology and Operations, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Revenue
International banking	$203	$199	$172	$599	$536
Other	12	(14)	11	24	(9)
Total revenue (2)	215	185	183	623	527
Provision for (reversal of) credit losses
Impaired	4	5	44	17	57
Performing	(5)	(13)	(11)	(21)	(12)
Total provision for (reversal of) credit losses	(1)	(8)	33	(4)	45
Non-interest expenses	327	287	324	890	930
Loss before income taxes	(111)	(94)	(174)	(263)	(448)
Income taxes (2)	(101)	(102)	(127)	(292)	(341)
Net income (loss)	$(10)	$8	$(47)	$29	$(107)
Net income (loss) attributable to:
Non-controlling interests	$6	$7	$4	$17	$15
Equity shareholders	(16)	1	(51)	12	(122)
Full-time equivalent employees	23,324	22,649	22,264	23,324	22,264
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)

Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $46 million for the quarter ended July 31, 2019 (April 30, 2019: $44 million; July 31, 2018: $44 million) and $130 million for the nine months ended July 31, 2019 (July 31, 2018: $250 million).

CIBC THIRD QUARTER 2019	13

Financial overview

Net loss for the quarter was $10 million, down $37 million from the same quarter last year, primarily due to a reversal of credit losses in the current quarter compared with a provision for credit losses in the same quarter last year, and higher revenue. The same quarter last year included incremental expected credit losses on debt securities and loans impacted by an announcement by the Barbados government during that quarter that its public debt would be restructured.

Net loss for the quarter was $10 million, compared with net income of $8 million in the prior quarter, primarily due to higher non-interest expenses, partially offset by higher revenue.

Net income for the nine months ended July 31, 2019 was $29 million, compared with a net loss of $107 million for the same period in 2018, primarily due to higher revenue, a reversal of credit losses in the current period compared with a provision for credit losses in the same period in 2018, and lower non-interest expenses.

Revenue

Revenue was up $32 million or 17% from the same quarter last year.

International banking revenue was up $31 million, primarily due to the incremental expected credit losses recognized on debt securities in CIBC FirstCaribbean in the same quarter last year noted above, and the impact of foreign exchange translation.

Other revenue was comparable with the same quarter last year.

Revenue was up $30 million or 16% from the prior quarter.

International banking revenue was up $4 million, primarily due to better performance in CIBC FirstCaribbean.

Other revenue was up $26 million, primarily due to higher treasury revenue.

Revenue for the nine months ended July 31, 2019 was up $96 million or 18% from the same period in 2018.

International banking revenue was up $63 million, primarily due to the impact of foreign exchange translation and better performance in CIBC FirstCaribbean. The same period in 2018 included the incremental expected credit losses recognized on debt securities in CIBC FirstCaribbean noted above.

Other revenue was up $33 million, primarily due to a lower TEB adjustment, partially offset by lower treasury revenue and lower income from equity-accounted associates and joint ventures.

Provision for (reversal of) credit losses

Provision for credit losses was down $34 million from the same quarter last year, primarily due to lower provisions on impaired loans as the same quarter last year included the incremental expected credit losses in CIBC FirstCaribbean noted above, which impacted certain sovereign loans, and model parameter updates. The same quarter last year also included a reversal of credit losses on performing loans due to the transfer of the sovereign loans to the impaired portfolio as a result of the Barbados government announcement.

Provision for credit losses was up $7 million from the prior quarter, as the prior quarter included a decrease in allowance on performing loans resulting from various model parameter updates.

Provision for credit losses for the nine months ended July 31, 2019 was down $49 million from the same period in 2018, which included the higher provisions on impaired loans in CIBC FirstCaribbean noted above. The current period included a reversal of credit losses on performing loans primarily due to various model parameter updates. The same period in 2018 also included a reversal of credit losses on performing loans, primarily due to the transfer of certain sovereign loans to the impaired portfolio as a result of the Barbados government announcement.

Non-interest expenses

Non-interest expenses were up $3 million or 1% from the same quarter last year. Higher operating expenses and the impact of foreign exchange translation in CIBC FirstCaribbean and higher spending on strategic initiatives were largely offset by lower transaction and integration-related costs as well as purchase accounting adjustments associated with the acquisitions of The PrivateBank and Geneva Advisors, shown as items of note in both quarters.

Non-interest expenses were up $40 million or 14% from the prior quarter, primarily due to higher unallocated corporate support costs and higher transaction and integration-related costs as well as purchase accounting adjustments associated with the acquisitions noted above.

Non-interest expenses for the nine months ended July 31, 2019 were down $40 million or 4% from the same period in 2018, primarily due to lower transaction and integration-related costs as well as purchase accounting adjustments associated with the acquisitions noted above and lower unallocated corporate support costs, partially offset by higher operating expenses and the impact of foreign exchange translation in CIBC FirstCaribbean, and higher spending on strategic initiatives.

Income taxes

Income tax benefit was down $26 million from the same quarter last year, primarily due to lower losses.

Income tax benefit was comparable with the prior quarter.

Income tax benefit for the nine months ended July 31, 2019 was down $49 million from the same period in 2018, primarily due to a lower TEB adjustment, partially offset by net tax adjustments resulting from the U.S. tax reforms enacted in the first quarter of 2018, shown as an item of note, that were included in the same period last year. The current period also included the net tax recovery resulting from the Enron settlement (see the “Overview – Income taxes” section for additional details) and the revaluation of certain deferred tax assets due to tax rate changes enacted by the Barbados government.

14	CIBC THIRD QUARTER 2019

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2019 Jul. 31	2018 Oct. 31
Assets
Cash and deposits with banks	$16,699	$17,691
Securities	119,699	101,664
Securities borrowed or purchased under resale agreements	55,422	48,938
Loans and acceptances, net of allowance	395,440	381,661
Derivative instruments	24,582	21,431
Other assets	30,680	25,714
	$642,522	$597,099
Liabilities and equity
Deposits	$481,044	$461,015
Obligations related to securities lent or sold short or under repurchase agreements	65,557	47,353
Derivative instruments	25,895	20,973
Other liabilities	26,396	28,562
Subordinated indebtedness	5,620	4,080
Equity	38,010	35,116
	$642,522	$597,099

Assets

As at July 31, 2019, total assets were up $45.4 billion or 8% from October 31, 2018.

Cash and deposits with banks decreased by $1.0 billion or 6%, primarily due to lower short-term placements in Treasury.

Securities increased by $18.0 billion or 18%, primarily due to increases in U.S. Treasury and other agencies from client-driven activities, as well as debt securities in Canadian governments, and corporate equity.

Securities borrowed or purchased under resale agreements increased by $6.5 billion or 13%, primarily due to client-driven activities.

Loans and acceptances, net of allowance, increased by $13.8 billion or 4%, primarily due to an increase in Canadian and U.S. business and government loans.

Derivative instruments increased by $3.2 billion or 15%, largely driven by an increase in interest rate and foreign exchange derivatives valuation, partially offset by a decrease in other commodity derivatives valuation.

Other assets increased by $5.0 billion or 19%, primarily due to an increase in precious metals, broker receivables, and collateral pledged for derivatives.

Liabilities

As at July 31, 2019, total liabilities were up $42.5 billion or 8% from October 31, 2018.

Deposits increased by $20.0 billion or 4%, primarily due to domestic retail volume growth, and increases in Canadian and U.S. commercial deposits. Further details on the composition of deposits are provided in Note 6 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $18.2 billion or 38%, primarily due to client-driven activities.

Derivative instruments increased by $4.9 billion or 23%, largely driven by an increase in foreign exchange and interest rate derivatives valuation.

Other liabilities decreased by $2.2 billion or 8%, primarily due to a decrease in accrued liabilities, acceptances, and collateral received for derivatives.

Subordinated indebtedness increased by $1.5 billion or 38%, mainly due to the issuance during the current quarter. For further details see the “Capital resources” section.

Equity

As at July 31, 2019, equity increased by $2.9 billion or 8% from October 31, 2018, primarily due to a net increase in retained earnings and the issuance of preferred shares.

CIBC THIRD QUARTER 2019	15

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 30 to 39 of the 2018 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution; non-qualifying Tier 1 and Tier 2 capital instruments are excluded from regulatory capital at a rate of 10% per annum until January 2022, at which point they will have no regulatory value.

OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC, along with Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWAs and a Domestic Stability Buffer requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The Domestic Stability Buffer is currently set at 1.75%, but can range from 0% to 2.5% of RWAs (see the “Continuous enhancement to regulatory capital requirements” section for details regarding an increase to the Domestic Stability Buffer requirement that is effective October 31, 2019). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at July 31, 2019	Minimum	Capital conservation buffer	D-SIB buffer	Pillar I targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	1.75%	9.75%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	1.75%	11.25%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	1.75%	13.25%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at July 31, 2019.
(2)	The Domestic Stability Buffer will be increased to 2.0% effective October 31, 2019. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited, CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements in our 2018 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

16	CIBC THIRD QUARTER 2019

Regulatory capital

Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2019 Jul. 31	2018 Oct. 31
CET1 capital	$27,024	$24,641
Tier 1 capital	30,169	27,908
Total capital	36,084	32,230

Total RWA (1)	236,836	n/a
CET1 capital RWA (1)	n/a	216,144
Tier 1 capital RWA (1)	n/a	216,303
Total capital RWA (1)	n/a	216,462

Total RWA (2018: CET1 capital RWA) consists of:
Credit risk	200,004	183,135
Market risk	8,682	6,383
Operational risk	28,150	26,626
	236,836	216,144

CET1 ratio	11.4%	11.4%
Tier 1 capital ratio	12.7%	12.9%
Total capital ratio	15.2%	14.9%
(1)

During 2018, before any capital floor requirement, there were three different levels of RWAs for the calculation of CIBC’s CET1, Tier 1 and Total capital ratios as CIBC elected in 2014 to phase-in the CVA capital charge as permitted under OSFI’s guideline. Beginning in the first quarter of 2019 the ratios are calculated by reference to the same level of RWAs as the phase-in of the CVA capital charge has been completed.

n/a	Not applicable.

The CET1 ratio at July 31, 2019 was comparable with October 31, 2018. An increase in RWAs was offset by an increase in CET1 capital. The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends) and common share issuance. The increase in RWAs was primarily due to organic growth, changes in risk levels and changes in regulatory requirements. In the first quarter of 2019, CIBC implemented OSFI’s revisions to the Capital Adequacy Requirements (CAR) Guideline including the revised standardized approach to counterparty credit risk and central counterparties, the revised securitization framework, and the removal of the CVA phase-in transitional arrangement.

The Tier 1 capital ratio at July 31, 2019 decreased 0.2% from October 31, 2018 primarily due to the impact of the redemption of the CIBC Tier 1 Notes – Series A, partially offset by the issuance of NVCC preferred shares during 2019 (see the “Significant capital management activity” section below for further details). The Tier 1 capital ratio was also impacted by the factors affecting the CET1 ratio noted above.

The Total capital ratio at July 31, 2019 increased 0.3% from October 31, 2018 primarily due to the issuance of NVCC subordinated indebtedness in the current quarter (see the “Significant capital management activity” section below for further details). The Total capital ratio was also impacted by the factors affecting the Tier 1 capital ratio noted above.

Leverage ratio

The Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements.

The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at		2019 Jul. 31	2018 Oct. 31
Tier 1 capital	A	$30,169	$27,908
Leverage ratio exposure	B	702,918	653,946
Leverage ratio	A/B	4.3%	4.3%

The leverage ratio at July 31, 2019 was comparable with October 31, 2018, as an increase in Tier 1 capital was offset by an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by increases in on- and off-balance sheet assets.

Continuous enhancement to regulatory capital requirements

The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks with the overall objective of enhancing financial stability (see pages 34 to 36 of the 2018 Annual Report). The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2018 Annual Report.

In December 2018, OSFI announced an increase in the Domestic Stability Buffer requirement from 1.5% to 1.75% effective April 30, 2019. This increased OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 9.75%, 11.25% and 13.25%, respectively.

In January 2019, the BCBS published the final standard “Revisions to the minimum capital requirements for market risk”, which aims to address issues related to the implementation of the market risk standard published in January 2016. The BCBS implementation date for the market risk standard is January 1, 2022.

In April 2019, OSFI released the final guideline “Large Exposure Limits for Domestic Systemically Important Banks”. The guideline is intended to limit maximum losses a lender could incur as a result of the default of an individual obligor or set of connected obligors, and is not expected to have a significant impact on our operations. The implementation date is November 1, 2019.

CIBC THIRD QUARTER 2019	17

In May 2019, OSFI issued revisions to “Guideline B-12: Interest Rate Risk Management” which incorporates guidance contained in the “Interest rate risk in the banking book” standard issued by BCBS in April 2016 with the objective of ensuring institutions have governance processes and controls that remain current and comprehensive with respect to defining a risk control framework for managing interest rate risk in the banking book to prudent levels. The new guideline outlines OSFI’s expectations regarding risk measurement, development of stressed shock scenarios, as well as key behavioural and model assumptions. The implementation date for the OSFI guideline is January 1, 2020.

In June 2019, OSFI announced a second increase in the Domestic Stability Buffer requirement, from 1.75% to 2.0% effective October 31, 2019. This will increase OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 10.0%, 11.5% and 13.5%, respectively.

In June 2019, the BCBS issued two publications impacting the leverage ratio calculation and associated disclosures effective January 2022. “Leverage ratio treatment of client cleared derivatives” aligns the measurement of client cleared derivatives with the standardized approach to measuring counterparty credit risk exposures, allowing cash and non-cash forms of segregated initial and variation margin received to offset the replacement cost and potential future exposure for these derivatives only. “Revisions to leverage ratio disclosure requirements” requires banks to disclose their leverage ratios based on both quarter-end and daily average values for securities financing transactions, allowing for a better understanding of actual leverage employed throughout the period.

In July 2019, OSFI issued revisions to its capital requirements for operational risk applicable to deposit-taking institutions, reflecting the final Basel III revisions published by the BCBS in December 2017. In advance of these new requirements, institutions that are currently approved to use the advanced measurement approach for operational risk capital, of which CIBC is one, are asked to report using the current standardized approach for fiscal year 2020 and the revised Basel III standardized approach beginning in fiscal year 2021.

Revised Pillar 3 disclosure requirements

The BCBS and OSFI have published a number of proposals for changes to existing Pillar 3 disclosure requirements (see page 36 of the 2018 Annual Report for additional details) that continue to evolve.

In December 2018, the BCBS issued “Pillar 3 disclosure requirements – updated framework”, a standard establishing the third phase of an initiative to replace existing Pillar 3 requirements for the various types of risk. This standard includes enhancements to the first and second phases of the BCBS initiative, for which standards were issued in January 2015 and March 2017, respectively, the introduction of several new disclosure requirements, and the consolidation of all existing BCBS disclosure requirements into the Pillar 3 framework. OSFI has not yet released its requirements for the third phase of the Pillar 3 framework.

CIBC will continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.

Significant capital management activity

Normal course issuer bid

On May 31, 2019, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 9 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 3, 2020. Our previous bid terminated on June 3, 2019. No common shares have been purchased during the quarter.

Shareholder investment plan (the plan)

Pursuant to the plan, we issued 373,534 common shares for consideration of $39 million for the quarter and 1,321,554 common shares for consideration of $143 million for the nine months ended July 31, 2019.

Dividends

Our quarterly common share dividend increased from $1.36 per share to $1.40 per share for the quarter ended April 30, 2019.

On August 21, 2019, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $1.40 per share to $1.44 per share for the quarter ending October 31, 2019.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC)

On January 22, 2019, we issued 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares) with a par value of $25.00 per share, for gross proceeds of $325 million. For the initial five-year period to the earliest redemption date of April 30, 2024, the Series 49 shares pay quarterly cash dividends, if declared, at a rate of 5.20%. On April 30, 2024, and on April 30 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.31%.

Holders of the Series 49 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 50 (NVCC) (Series 50 shares), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. Holders of the Series 50 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.31%. Holders of the Series 50 shares may convert their shares on a one-for-one basis into Series 49 shares, subject to certain conditions, on April 30, 2029 and on April 30 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 49 shares at par on April 30, 2024 and on April 30 every five years thereafter; we may redeem all or any part of the then outstanding Series 50 shares at par on April 30, 2029 and on April 30 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC)

On June 4, 2019, we issued 10 million Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares) with a par value of $25.00 per share, for gross proceeds of $250 million. For the initial five-year period to the earliest redemption date of July 31, 2024, the Series 51 shares pay quarterly cash dividends, if declared, at a rate of 5.15%. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.62%.

Holders of the Series 51 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 52 (NVCC) (Series 52 shares), subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 52 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.62%. Holders of the Series 52 shares may convert their shares on a one-for-one basis into Series 51 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.

18	CIBC THIRD QUARTER 2019

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 51 shares at par on July 31, 2024 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 52 shares at par on July 31, 2029 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) and Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC)

As disclosed on page 38 of the 2018 Annual Report, subject to certain conditions, holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares) on a one-for-one basis on July 31, 2019. As the conditions for conversion were not met, no Series 40 shares were issued, and all of the Series 39 shares remain outstanding. The dividend on the Series 39 shares was reset to 3.713%, payable quarterly as and when declared by the Board of Directors of CIBC, effective for the five-year period commencing July 31, 2019.

CIBC Tier 1 Notes

On June 30, 2019, CIBC Capital Trust, a trust wholly owned by CIBC, redeemed all $1.3 billion of its 9.976% CIBC Tier 1 Notes – Series A due June 30, 2108. In accordance with their terms, the CIBC Tier 1 Notes – Series A were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.

Subordinated indebtedness

On June 19, 2019, we issued $1.5 billion principal amount of 2.95% Debentures (subordinated indebtedness). The Debentures bear interest at a fixed rate of 2.95% per annum (paid semi-annually) until June 19, 2024, and at the three-month Canadian dollar bankers’ acceptance rate plus 1.18% per annum thereafter (paid quarterly) until maturity on June 19, 2029.

Convertible instruments

NVCC instruments

The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at July 31, 2019	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Series 49 (NVCC)	13,000,000	325	5.00	65,000,000
Series 51 (NVCC)	10,000,000	250	5.00	50,000,000
Subordinated indebtedness (2)(3)
3.00% Debentures due October 28, 2024 (NVCC)	n/a	1,000	5.00	300,000,000
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	5.00	450,000,000
Total		$7,825		2,065,000,000
(1)

Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)

Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 82% based on the number of CIBC common shares outstanding as at July 31, 2019. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

Bank recapitalization (Bail-in) conversion regulations

The Department of Finance’s final bail-in regulations became effective September 23, 2018. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC) to enact the bail-in regime, including the ability to convert specified eligible shares and liabilities of D-SIBs into common shares in the event such a bank becomes non-viable.

The Superintendent of Financial Institutions (the Superintendent) is responsible for designating D-SIBs, setting minimum Total Loss Absorbing Capacity (TLAC) requirements, and determining whether a bank is non-viable. Senior debt issued by CIBC on or after September 23, 2018, with an original term to maturity of more than 400 days (including explicit or embedded options) that is unsecured or partially secured is subject to bail-in. Consumer deposits, certain derivatives, covered bonds, and certain structured notes would not be eligible for bail-in.

Under the bail-in regime there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares. CDIC determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime.

As at July 31, 2019, $5,714 million (October 31, 2018: $190 million) of our outstanding liabilities were subject to conversion under the bail-in regime.

CIBC THIRD QUARTER 2019	19

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. These arrangements may involve the use of structured entities (SEs) and credit-related arrangements. SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management. We consolidate all of our sponsored trusts that securitize our own assets.

Details of our off-balance sheet arrangements are provided on page 40 of the 2018 Annual Report and also in Note 6 and Note 21 to the consolidated financial statements in the 2018 Annual Report.

20	CIBC THIRD QUARTER 2019

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 41 to 78 of the 2018 Annual Report.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)

CIBC’s SBUs and functional groups own the risk and are responsible for identifying, assessing, mitigating and reporting all risks associated with their business activities – this is the first line of defence;

(ii)

As the second line of defence, CIBC’s Risk Management, including Compliance, and other oversight groups are responsible for providing guidance and effective independent oversight and challenge of the risks inherent in first line of defence activities; and

(iii)

As the third line of defence, CIBC’s internal audit function provides an independent assessment and reasonable assurance of the design and operating effectiveness of CIBC’s internal control environment to senior management and the Board of Directors.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board of Directors on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 47 to 49 in our 2018 Annual Report for details regarding the following top and emerging risks:

•	Technology, information and cyber security risk
•	Disintermediation risk
•	Canadian consumer debt and the housing market
•	Acquisition risk
•	Anti-money laundering
•	Environmental and social governance

The remainder of this section describes top and emerging risks which have been updated for developments that have occurred since the issuance of our 2018 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Geo-political risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities.

Current areas of concern include ongoing trade tensions between the U.S. and China; relations between the U.S. and Iran; diplomatic tensions and the trade dispute between Canada and China; anti-government protests in Hong Kong; heightened uncertainty regarding the outcome of Brexit negotiations after the change in prime minister in the U.K.; and the existence of a number of potential outcomes on North American trade policy as the United States Congress’ ratification of the U.S.-Mexico-Canada deal that is intended to replace the North American Free Trade Agreement remains uncertain.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

CIBC THIRD QUARTER 2019	21

Commodity prices

The spread between Canada’s heavy oil benchmark, Western Canada Select (WCS), and Western Texas Intermediate (WTI) widened significantly in the fall of 2018. While crude oil prices have rebounded from late December lows, ongoing price stability remains a concern despite supply restrictions and unease arising from geo-political tensions. Factors including the extension of existing output cuts to the end of the first quarter of 2020 by the Organization of the Petroleum Exporting Countries (OPEC), significant volume reductions resulting from U.S. sanctions on Venezuela and Iran, and rising tensions in the Strait of Hormuz are being counteracted by expectations of reduced oil demand in line with the projected deceleration in the pace of global economic growth for 2019 and 2020. While there has been significant improvement in the price of Canada’s heavy oil benchmark, WCS, and a significant narrowing of the spread between WCS and WTI, current differentials will be difficult to sustain, as the impact of the production limitations mandated by the Alberta government declines and inadequate transportation capacity remains an issue. Natural gas prices also continue to be an area of concern, as Alberta Energy Company (AECO) prices – the Canadian gas benchmark – have experienced extreme volatility since mid-2017, mainly due to severe pipeline constraints, with the largest impact felt by Canadian dry gas producers.

CIBC’s overall commodity exposure continues to perform within our risk appetite, with losses in our oil and gas portfolio down significantly from peak levels. Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner.

U.S. banking regulation

CIBC’s U.S. operations are subject to supervision by the Board of Governors of the Federal Reserve System (Federal Reserve), and are also subject to a comprehensive federal and state regulatory framework. Our wholly owned subsidiary, CIBC Bancorp USA Inc. (CIBC Bancorp), is a financial holding company subject to regulation and supervision by the Federal Reserve under the Bank Holding Act of 1956, as amended. CIBC Bank USA, our Illinois-chartered bank, is subject to regulation by the U.S. Federal Deposit Insurance Corporation (FDIC) and the Illinois Department of Financial and Professional Regulation. CIBC’s New York branch is subject to regulation and supervision by the New York Department of Financial Services and the Federal Reserve. Certain market activities of our U.S. operations are subject to regulation by the SEC and the U.S. Commodity Futures Trading Commission, as well as other oversight bodies.

The scope of these regulations could impact our business in a number of ways. For example, both CIBC Bancorp and CIBC Bank USA are required to maintain minimum capital ratios in accordance with Basel III rules adopted by the U.S. bank regulatory agencies, which differ in some respects from Canada’s Basel III rules. Under the U.S. bank regulatory framework, both CIBC and CIBC Bancorp are expected to provide a source of strength to the subsidiary bank and may be required to commit additional capital and other resources to CIBC Bank USA in the event that its financial condition were to deteriorate, whether due to overall challenging economic conditions in the U.S., or because of business-specific issues. The Federal Reserve (in the case of CIBC Bancorp) and the FDIC (in the case of CIBC Bank USA) also have the ability to restrict dividends paid by CIBC Bancorp or CIBC Bank USA, which could limit our ability to receive distributions on our capital investment in our U.S. banking operations.

Furthermore, the Federal Reserve and the FDIC could also restrict our ability to grow our U.S. banking operations, whether through acquisitions or organically, if, among other things, they have supervisory concerns about risk management, anti-money laundering or compliance programs and practices, governance and controls, and/or capital and liquidity adequacy at CIBC Bancorp, CIBC Bank USA or our New York branch, as applicable.

The U.S. regulatory environment continues to evolve and recent and future legislative and regulatory developments may impact CIBC. In April 2019, the Federal Reserve issued a notice of proposed rulemaking that would establish a revised framework for applying enhanced prudential standards to the U.S. operations of foreign banking organizations based on their risk profile and asset size. As proposed, certain enhanced capital, liquidity and risk management requirements would not apply until CIBC’s U.S. operations exceed increased asset size thresholds or certain risk-based thresholds. Until the proposal is finalized, the level of enhanced prudential standards applicable to CIBC’s U.S. operations going forward will remain uncertain.

Regulatory developments

See the “Income taxes”, “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

22	CIBC THIRD QUARTER 2019

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at July 31, 2019:

(1)	Includes counterparty credit risk of $200 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $16,650 million, which comprises derivatives and repo-style transactions.
(3)	Includes counterparty credit risk of $207 million, which comprises derivatives and repo-style transactions.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)	Includes investment risk.

CIBC THIRD QUARTER 2019	23

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs. Other sources of credit risk consist of our trading activities, which include our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2019 Jul. 31	2018 Oct. 31
Business and government portfolios – advanced internal ratings-based approach
Drawn	$176,601	$151,299
Undrawn commitments	52,036	50,797
Repo-style transactions	160,219	137,759
Other off-balance sheet	77,334	80,502
OTC derivatives	26,758	21,621
Gross exposure at default (EAD) on business and government portfolios	492,948	441,978
Less: Collateral held for repo-style transactions	148,115	125,368
Net EAD on business and government portfolios	344,833	316,610
Retail portfolios – advanced internal ratings-based approach
Drawn	254,758	259,128
Undrawn commitments	72,505	73,954
Other off-balance sheet	309	286
Gross EAD on retail portfolios	327,572	333,368
Standardized portfolios	62,256	51,983
Securitization exposures	10,847	13,661
Gross EAD	$893,623	$840,990
Net EAD	$745,508	$715,622

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at July 31, 2019	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (2)	$30.3	29%	$73.0	71%	$11.5	100%	$30.3	26%	$84.5	74%
British Columbia and territories (3)	10.8	26	31.1	74	4.4	100	10.8	23	35.5	77
Alberta	13.7	54	11.6	46	2.6	100	13.7	49	14.2	51
Quebec	5.9	40	8.8	60	1.4	100	5.9	36	10.2	64
Central prairie provinces	3.8	52	3.5	48	0.8	100	3.8	47	4.3	53
Atlantic provinces	4.3	52	3.9	48	0.8	100	4.3	48	4.7	52
Canadian portfolio (4)(5)	68.8	34	131.9	66	21.5	100	68.8	31	153.4	69
U.S. portfolio (4)	–	–	1.4	100	0.1	100	–	–	1.5	100
Other international portfolio (4)	–	–	2.2	100	–	–	–	–	2.2	100
Total portfolio	$68.8	34%	$135.5	66%	$21.6	100%	$68.8	30%	$157.1	70%
October 31, 2018	$77.0	37%	$129.0	63%	$22.2	100%	$77.0	34%	$151.2	66%
(1)	We did not have any insured HELOCs as at July 31, 2019 and October 31, 2018.
(2)

Includes $14.8 billion (October 31, 2018: $17.0 billion) of insured residential mortgages, $47.9 billion (October 31, 2018: $45.9 billion) of uninsured residential mortgages, and $6.7 billion (October 31, 2018: $6.9 billion) of HELOCs in the Greater Toronto Area (GTA).

(3)

Includes $4.9 billion (October 31, 2018: $5.6 billion) of insured residential mortgages, $22.0 billion (October 31, 2018: $22.0 billion) of uninsured residential mortgages, and $2.8 billion (October 31, 2018: $2.8 billion) of HELOCs in the Greater Vancouver Area (GVA).

(4)	Geographic location is based on the address of the property.
(5)

72% (October 31, 2018: 73%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

24	CIBC THIRD QUARTER 2019

The average loan-to-value (LTV) ratios(1) for our uninsured residential mortgages and HELOCs originated during the quarter and nine months ended July 31, 2019 are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third party for the periods presented in the table below.

	For the three months ended						For the nine months ended
	2019 Jul. 31		2019 Apr. 30		2018 Jul. 31		2019 Jul. 31		2018 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	64%	67%	64%	67%	63%	67%	64%	67%	64%	67%
British Columbia and territories (3)	60	64	61	64	59	63	60	64	60	63
Alberta	69	72	68	71	67	71	68	71	68	72
Quebec	68	73	70	74	68	72	68	73	68	72
Central prairie provinces	70	75	70	73	69	74	69	73	69	73
Atlantic provinces	72	73	72	74	71	74	72	74	72	74
Canadian portfolio (4)	64%	68%	65%	67%	63%	67%	64%	67%	64%	67%
U.S. portfolio (4)	68%	73%	74%	60%	69%	66%	70%	64%	68%	66%
Other international portfolio (4)	73%	n/m	71%	n/m	71%	n/m	72%	n/m	72%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)

Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 62% (April 30, 2019: 62%; July 31, 2018: 60%) and 62% for the nine months ended July 31, 2019 (July 31, 2018: 62%).

(3)

Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 57% (April 30, 2019: 58%; July 31, 2018: 55%) and 57% for the nine months ended July 31, 2019 (July 31, 2018: 56%).

(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2019 (1)(2)	55%	54%
October 31, 2018 (1)(2)	54%	53%
(1)

LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for July 31, 2019 and October 31, 2018 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2019 and September 30, 2018, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)

Average LTV ratio on our uninsured GTA residential mortgage portfolio was 50% (October 31, 2018: 51%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 46% (October 31, 2018: 43%).

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments other than the minimum contractual amount and/or a different frequency of payments.

Contractual payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
July 31, 2019	–%	–%	2%	5%	47%	45%	1%	–%
October 31, 2018	–%	1%	2%	4%	44%	48%	1%	–%
U.S. portfolio
July 31, 2019	–%	1%	3%	2%	9%	82%	3%	–%
October 31, 2018	1%	1%	4%	2%	10%	80%	2%	–%
Other international portfolio
July 31, 2019	7%	14%	23%	24%	19%	13%	–%	–%
October 31, 2018	8%	16%	26%	22%	17%	11%	–%	–%

Current customer payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
July 31, 2019	2%	4%	7%	12%	38%	31%	4%	2%
October 31, 2018	2%	4%	6%	11%	36%	33%	5%	3%
U.S. portfolio
July 31, 2019	2%	4%	12%	11%	12%	56%	3%	–%
October 31, 2018	2%	4%	13%	12%	13%	53%	2%	1%
Other international portfolio
July 31, 2019	7%	14%	23%	24%	18%	13%	1%	–%
October 31, 2018	7%	16%	25%	22%	17%	11%	1%	1%

CIBC THIRD QUARTER 2019	25

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2019, our Canadian condominium mortgages were $24.8 billion (October 31, 2018: $24.1 billion) of which 34% (October 31, 2018: 38%) were insured. Our drawn developer loans were $1.4 billion (October 31, 2018: $1.6 billion) or 1.0% (October 31, 2018: 1.3%) of our business and government portfolio, and our related undrawn exposure was $3.5 billion (October 31, 2018: $3.0 billion). The condominium developer exposure is diversified across 104 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 12 to the consolidated financial statements in our 2018 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at	2019 Jul. 31		2018 Oct. 31
	Exposure (1)
Investment grade	$4.94	84.0%	$6.78	87.3%
Non-investment grade	0.93	15.8	0.97	12.5
Watch list	0.01	0.2	0.01	0.1
Default	–	–	0.01	0.1
	$5.88	100.0%	$7.77	100.0%
(1)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Impaired loans

The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the nine months ended
$ millions	2019 Jul. 31			2019 Apr. 30			2018 Jul. 31			2019 Jul. 31			2018 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans (1)
Balance at beginning of period under IAS 39	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	$626	$684	$1,310
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	27	195	222
Balance at beginning of period under IFRS 9	$1,135	$908	$2,043	$877	$917	$1,794	$640	$883	$1,523	$621	$859	$1,480	653	879	1,532
Classified as impaired during the period	208	516	724	351 (2)	488	839	282	489	771	987	1,498	2,485	452	1,446	1,898
Transferred to performing during the period	(8)	(105)	(113)	(29)	(105)	(134)	(40)	(135)	(175)	(58)	(297)	(355)	(67)	(347)	(414)
Net repayments	(60)	(169)	(229)	(26)	(160)	(186)	(48)	(129)	(177)	(179)	(451)	(630)	(106)	(409)	(515)
Amounts written off	(57)	(230)	(287)	(50)	(237)	(287)	(31)	(240)	(271)	(155)	(693)	(848)	(86)	(697)	(783)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	(331)	–	(331)	(7)	–	(7)	(28)	–	(28)	(347)	–	(347)	(66)	–	(66)
Purchased credit-impaired loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(7)	(3)	(10)	19	5	24	6	3	9	11	1	12	1	(1)	–
Balance at end of period	$880	$917	$1,797	$1,135	$908	$2,043	$781	$871	$1,652	$880	$917	$1,797	$781	$871	$1,652
Allowance for credit losses – impaired loans
Balance at beginning of period under IAS 39	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	$191	$286	$477
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	13	(25)	(12)
Balance at beginning of period under IFRS 9	$283	$265	$548	$258	$266	$524	$197	$252	$449	$230	$252	$482	204	261	465
Amounts written off	(57)	(230)	(287)	(50)	(237)	(287)	(31)	(240)	(271)	(155)	(693)	(848)	(86)	(697)	(783)
Recoveries of amounts written off in previous periods	4	44	48	5	43	48	1	46	47	10	136	146	7	135	142
Charge to income statement (3)	79	191	270	52	198	250	67	207	274	232	583	815	118	575	693
Interest accrued on impaired loans	(4)	(4)	(8)	(7)	(4)	(11)	(2)	(5)	(7)	(13)	(12)	(25)	(8)	(10)	(18)
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(8)	(2)	(10)	25 (4)	(1)	24	(1)	3	2	(7)	(2)	(9)	(4)	(1)	(5)
Balance at end of period	$297	$264	$561	$283	$265	$548	$231	$263	$494	$297	$264	$561	$231	$263	$494
Net impaired loans (5)
Balance at beginning of period under IAS 39	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	$435	$398	$833
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	14	220	234
Balance at beginning of period under IFRS 9	$852	$643	$1,495	$619	$651	$1,270	$443	$631	$1,074	$391	$607	$998	449	618	1,067
Net change in gross impaired	(255)	9	(246)	258	(9)	249	141	(12)	129	259	58	317	128	(8)	120
Net change in allowance	(14)	1	(13)	(25)	1	(24)	(34)	(11)	(45)	(67)	(12)	(79)	(27)	(2)	(29)
Balance at end of period	$583	$653	$1,236	$852	$643	$1,495	$550	$608	$1,158	$583	$653	$1,236	$550	$608	$1,158
Net impaired loans as a percentage of net loans and acceptances			0.31%			0.38%			0.31%			0.31%			0.31%
(1)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(2)	Includes an undrawn business and government exposure that was impaired in the first quarter of 2019 and funded in the second quarter of 2019.
(3)	Excludes provision for credit losses on impaired undrawn credit facilities and other off-balance sheet exposures.
(4)

Includes $20 million of allowance for credit losses on a previously impaired undrawn business and government exposure. The allowance was established in the first quarter of 2019, and the exposure was funded in the second quarter of 2019 with no additional impact to provision for credit losses.

(5)

Effective November 1, 2017, net impaired loans are gross impaired loans net of stage 3 allowance for credit losses. In prior periods, net impaired loans were calculated by deducting the individual allowance and the portion of the collective allowance relating to impaired loans, which were generally loans that were past 90 days in arrears, from gross impaired loans.

n/a	Not applicable.

26	CIBC THIRD QUARTER 2019

Gross impaired loans

As at July 31, 2019, gross impaired loans were $1,797 million, up $145 million from the same quarter last year, primarily due to increases in the business services, retail and wholesale, real estate and construction, and agriculture sectors in Canada and the U.S., an increase in Canadian residential mortgages, as well as the impact of U.S. dollar appreciation on our existing portfolio. These factors were partially offset by reductions in CIBC FirstCaribbean, primarily relating to the government sector, as certain sovereign loans impacted by the Barbados government announcement in the third quarter of 2018 that its public debt would be restructured were derecognized in the fourth quarter of 2018 as a result of a debt restructuring agreement completed with the Government of Barbados on October 31, 2018.

Gross impaired loans were down $246 million from the prior quarter, primarily due to the sale of impaired loans in the utilities sector and a write-off in the financial institutions sector. These factors were partially offset by increases in the agriculture and business services sectors.

58% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, and business services sector accounted for the majority.

23% of gross impaired loans related to the U.S., of which the business services, real estate and construction, and oil and gas sectors accounted for the majority.

The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages portfolio, real estate and construction sector, and personal lending portfolio accounted for the majority.

Allowance for credit losses – impaired loans

Allowance for credit losses on impaired loans was $561 million, up $67 million from the same quarter last year, primarily due to increases in the business services, retail and wholesale, oil and gas, and agriculture sectors in Canada and the U.S., partially offset by a reduction in CIBC FirstCaribbean, as allowances associated with certain impaired sovereign loans were derecognized in the fourth quarter of 2018 following a debt restructuring agreement completed with the Government of Barbados on October 31, 2018.

Allowance for credit losses on impaired loans was up $13 million from the prior quarter, primarily due to increases in the agriculture, oil and gas, and education, health and social services sectors, partially offset by a decrease in the financial institutions sector.

Exposure to certain countries and regions

Europe

The following table provides our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the table below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 50% (October 31, 2018: 46%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s Investors Service, Inc. (Moody’s) or Standard & Poor’s (S&P).

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at July 31, 2019	Corporate	Sovereign	Bank	Total funded (A)	Corporate	Bank	Total unfunded (B)
Austria	$–	$608	$115	$723	$–	$1	$1
Belgium	1	–	10	11	–	–	–
Finland	51	–	60	111	97	–	97
France	62	32	78	172	132	33	165
Germany	330	1,226	824	2,380	127	107	234
Ireland	171	–	121	292	6	13	19
Italy	–	–	–	–	–	–	–
Luxembourg	96	–	2,094	2,190	114	–	114
Netherlands	405	466	403	1,274	122	66	188
Spain	2	–	7	9	66	10	76
Total Eurozone	$1,118	$2,332	$3,712	$7,162	$664	$230	$894
Czech Republic	$–	$–	$–	$–	$–	$–	$–
Denmark	3	–	65	68	–	–	–
Guernsey	–	–	–	–	–	–	–
Norway	–	277	275	552	614	–	614
Poland	55	–	1	56	16	–	16
Sweden	35	480	169	684	158	–	158
Switzerland	276	–	122	398	22	–	22
Turkey	–	–	25	25	–	–	–
United Kingdom	1,065	372	945	2,382	3,498	270	3,768
Total non-Eurozone	$1,434	$1,129	$1,602	$4,165	$4,308	$270	$4,578
Total Europe	$2,552	$3,461	$5,314	$11,327	$4,972	$500	$5,472
October 31, 2018	$1,821	$2,686	$3,649	$8,156	$4,472	$482	$4,954

CIBC THIRD QUARTER 2019	27

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at July 31, 2019	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$3	$–	$3	$–	$3	$727
Belgium	–	–	7	7	6	1	12
Finland	–	–	65	65	65	–	208
France	20	–	1,228	1,248	1,192	56	393
Germany	23	–	793	816	738	78	2,692
Ireland	13	–	4,107	4,120	4,046	74	385
Italy	–	–	3	3	1	2	2
Luxembourg	2	6	598	606	512	94	2,398
Netherlands	90	–	93	183	63	120	1,582
Spain	–	–	57	57	31	26	111
Total Eurozone	$148	$9	$6,951	$7,108	$6,654	$454	$8,510
Czech Republic	$–	$1,323	$–	$1,323	$1,122	$201	$201
Denmark	–	–	–	–	–	–	68
Guernsey	–	–	3	3	3	–	–
Norway	–	246	–	246	246	–	1,166
Poland	–	–	–	–	–	–	72
Sweden	13	–	152	165	152	13	855
Switzerland	5	–	3,082	3,087	3,017	70	490
Turkey	–	–	–	–	–	–	25
United Kingdom	764	170	7,220	8,154	7,338	816	6,966
Total non-Eurozone	$782	$1,739	$10,457	$12,978	$11,878	$1,100	$9,843
Total Europe	$930	$1,748	$17,408	$20,086	$18,532	$1,554	$18,353
October 31, 2018	$686	$1,568	$20,762	$23,016	$21,270	$1,746	$14,856
(1)	The amounts are shown net of CVA.
(2)

Collateral on derivative MTM receivables was $1.1 billion (October 31, 2018: $0.8 billion), collateral on repo-style transactions was $17.4 billion (October 31, 2018: $20.5 billion), and both are comprised of cash and investment grade debt securities.

We have $540 million (October 31, 2018: $465 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for our derivatives trades, or securities borrowing and lending activity, from counterparties that are not in Europe.

Selected exposure in certain activities

In response to the recommendations of the Financial Stability Board, this section provides information on a selected activity within our continuing and exited businesses that may be of particular interest to investors based on the risk characteristics and the current market environment. For additional information on selected exposures, refer to page 63 of the 2018 Annual Report.

U.S. real estate lending

In our U.S. Commercial Banking and Wealth Management SBU, we operate a full-service real estate platform. Once construction is complete, and the property is income producing, we may occasionally offer fixed-rate financing within a permanent financing program (typically with average terms of up to 10 years). This portfolio of permanent financing exposures, which is a small subset of our total U.S. real estate lending portfolio, serves as a warehouse for inclusion in future commercial mortgage-backed securities (CMBS) programs. We retain no exposure to those CMBS programs. As at July 31, 2019, the portfolio of permanent financing exposures was $167 million (October 31, 2018: $41 million).

28	CIBC THIRD QUARTER 2019

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2019 Jul. 31					2018 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$3,941	$–		$1,767	$2,174	$4,380	$–		$2,340	$2,040	Foreign exchange
Interest-bearing deposits with banks	12,758	438		12,320	–	13,311	96		13,215	–	Interest rate
Securities	119,699	45,435		74,264	–	101,664	49,784		51,880	–	Equity, interest rate
Cash collateral on securities borrowed	4,899	–		4,899	–	5,488	–		5,488	–	Interest rate
Securities purchased under resale agreements	50,523	–		50,523	–	43,450	–		43,450	–	Interest rate
Loans
Residential mortgages	207,531	–		207,531	–	207,749	–		207,749	–	Interest rate
Personal	43,622	–		43,622	–	43,058	–		43,058	–	Interest rate
Credit card	12,699	–		12,699	–	12,673	–		12,673	–	Interest rate
Business and government	123,680	19,778	(1)	103,902	–	109,555	15,730	(1)	93,825	–	Interest rate
Allowance for credit losses	(1,771)	–		(1,771)	–	(1,639)	–		(1,639)	–	Interest rate
Derivative instruments	24,582	23,093	(2)	1,489	–	21,431	19,132	(2)	2,299	–	Interest rate, foreign exchange
Customers’ liability under acceptances	9,679	–		9,679	–	10,265	–		10,265	–	Interest rate
Other assets	30,680	2,131		18,637	9,912	25,714	561		15,474	9,679	Interest rate, equity, foreign exchange
	$642,522	$90,875		$539,561	$12,086	$597,099	$85,303		$500,077	$11,719
Deposits	$481,044	$519	(3)	$434,729	$45,796	$461,015	$507	(3)	$414,051	$46,457	Interest rate
Obligations related to securities sold short	13,543	12,781		762	–	13,782	13,731		51	–	Interest rate
Cash collateral on securities lent	1,917	–		1,917	–	2,731	–		2,731	–	Interest rate
Obligations related to securities sold under repurchase agreements	50,097	–		50,097	–	30,840	–		30,840	–	Interest rate
Derivative instruments	25,895	23,540	(2)	2,355	–	20,973	19,013	(2)	1,960	–	Interest rate, foreign exchange
Acceptances	9,740	–		9,740	–	10,296	–		10,296	–	Interest rate
Other liabilities	16,656	1,857		7,011	7,788	18,266	2,051		8,527	7,688	Interest rate
Subordinated indebtedness	5,620	–		5,620	–	4,080	–		4,080	–	Interest rate
	$604,512	$38,697		$ 512,231	$ 53,584	$561,983	$35,302		$472,536	$54,145
(1)	Excludes $170 million (October 31, 2018: $39 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(2)	Excludes derivatives relating to run-off businesses which are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended July 31, 2019 was up $0.6 million from the prior quarter, primarily due to increases in foreign exchange, commodity and interest rate risks.

Average stressed total VaR for the three months ended July 31, 2019 was up $5.6 million from the prior quarter, driven by increases in foreign exchange and commodity risks, partially offset by a decrease in credit spread risks. Positioning in the trading book is the primary cause of the increase in risk. During the current stressed VaR period from September 2, 2008 to August 31, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended July 31, 2019 was up $20.2 million from the prior quarter, mainly due to less diversification effect within our fixed income portfolio in the current quarter.

CIBC THIRD QUARTER 2019	29

VaR by risk type – trading portfolio

							As at or for the three months ended		As at or for the nine months ended
$ millions				2019 Jul. 31		2019 Apr. 30		2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$8.4	$4.0	$6.2	$5.2	$4.6	$4.2	$4.5	$4.7	$4.5	$4.4
Credit spread risk	1.6	0.9	1.6	1.2	1.4	1.3	1.0	1.2	1.3	1.0
Equity risk	10.4	1.7	2.3	3.0	1.8	3.2	2.9	2.5	3.2	2.8
Foreign exchange risk	4.3	0.8	3.4	2.5	1.2	1.4	1.2	1.1	1.8	1.9
Commodity risk	5.0	1.6	3.2	2.9	2.1	1.8	1.9	1.5	2.1	1.9
Debt specific risk	2.4	1.5	1.9	1.8	1.6	1.7	2.3	1.8	1.7	1.5
Diversification effect (1)	n/m	n/m	(13.3)	(10.9)	(8.8)	(8.5)	(7.9)	(7.7)	(9.2)	(8.1)
Total VaR (one-day measure)	$10.8	$3.6	$5.3	$5.7	$3.9	$5.1	$5.9	$5.1	$5.4	$5.4
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

							As at or for the three months ended		As at or for the nine months ended
$ millions				2019 Jul. 31		2019 Apr. 30		2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$30.9	$12.6	$14.4	$19.4	$15.8	$18.5	$14.1	$18.8	$17.9	$18.4
Credit spread risk	14.7	8.2	9.9	12.0	13.5	13.5	11.3	11.3	13.0	9.1
Equity risk	20.2	1.4	3.1	3.4	1.5	2.9	3.2	4.1	3.8	3.4
Foreign exchange risk	29.5	5.1	7.2	13.5	16.7	10.3	8.8	5.2	10.4	6.3
Commodity risk	9.6	2.3	6.6	5.6	3.5	2.7	2.6	2.3	3.7	2.7
Debt specific risk	5.9	4.1	5.5	5.0	5.3	5.4	5.1	5.3	5.5	4.3
Diversification effect (1)	n/m	n/m	(33.4)	(42.1)	(46.8)	(42.1)	(34.7)	(32.5)	(38.9)	(30.8)
Stressed total VaR (one-day measure)	$47.1	$7.5	$13.3	$16.8	$9.5	$11.2	$10.4	$14.5	$15.4	$13.4
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

							As at or for the three months ended		As at or for the nine months ended
$ millions				2019 Jul. 31		2019 Apr. 30		2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$268.8	$164.1	$203.5	$191.1	$200.2	$194.9	$142.4	$154.6	$193.3	$139.6
Migration risk	111.2	77.3	95.0	93.0	80.5	69.0	57.8	61.3	73.3	61.3
IRC (one-year measure) (1)	$371.4	$253.0	$298.5	$284.1	$280.7	$263.9	$200.2	$215.9	$266.6	$200.9
(1)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.

30	CIBC THIRD QUARTER 2019

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $12.3 million occurred on July 9, 2019. It was attributable to the normal course of business within our global markets line of business, notably in equity derivatives. Average daily trading revenue (TEB) was $5.7 million during the quarter, and the average daily TEB was $0.7 million. The large increase in VaR in May 2019 was the result of a large transaction in our equity underwriting business.

Trading revenue (TEB)(1) versus VaR

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.

Non-trading activities

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the commitment and prepayment exposures of mortgage products, non-maturity deposits and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and potential early withdrawals, of an immediate and sustained 100 basis point increase or decrease in all interest rates.

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at	2019 Jul. 31		2019 Apr. 30		2018 Jul. 31
	CAD (1)	USD	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$191	$35	$289	$18	$185	$30
Increase (decrease) in present value of shareholders’ equity	(515)	(267)	(455)	(215)	(348)	(240)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(239)	(58)	(346)	(30)	(266)	(64)
Increase (decrease) in present value of shareholders’ equity	408	115	348	72	257	263
(1)	Includes CAD and other currency exposures.

CIBC THIRD QUARTER 2019	31

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC’s approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan.

The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and consider CIBC’s business activities. The Liquidity Risk Management Committee, a subcommittee of GALCO, is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The Risk Management Committee (RMC) approves CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board of Directors through the risk appetite statement.

Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2019	Cash and deposits with banks	$16,699	$–	$16,699	$679	$16,020
Jul. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	81,471	79,215	160,686	93,232	67,454
	Other debt securities	6,573	2,722	9,295	2,331	6,964
	Equities	27,746	18,606	46,352	22,786	23,566
	Canadian government guaranteed National Housing Act mortgage-backed securities	43,621	1,047	44,668	12,231	32,437
	Other liquid assets (2)	10,143	372	10,515	6,533	3,982
		$186,253	$101,962	$288,215	$137,792	$150,423
2018	Cash and deposits with banks	$17,691	$–	$17,691	$686	$17,005
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	67,478	74,933	142,411	75,431	66,980
	Other debt securities	6,684	2,092	8,776	1,240	7,536
	Equities	25,018	20,641	45,659	27,859	17,800
	Canadian government guaranteed National Housing Act mortgage-backed securities	39,465	834	40,299	10,182	30,117
	Other liquid assets (2)	6,500	1,598	8,098	6,621	1,477
		$162,836	$100,098	$262,934	$122,019	$140,915
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2019 Jul. 31	2018 Oct. 31
CIBC (parent)	$117,781	$99,486
Domestic subsidiaries	3,501	15,988
Foreign subsidiaries	29,141	25,441
	$150,423	$140,915

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased by $9.5 billion since October 31, 2018, primarily due to regular business activities, including deposit growth.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the Federal Reserve Bank’s Discount Window.

32	CIBC THIRD QUARTER 2019

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes.

The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2019	Cash and deposits with banks	$–	$679	$16,020	$–	$16,699
Jul. 31	Securities	117,325	296	103,169	–	220,790
	Loans, net of allowance (3)	2,000	41,639	36,946	304,487	385,072
	Other assets	5,650	–	2,130	57,161	64,941
		$124,975	$42,614	$158,265	$361,648	$687,502
2018	Cash and deposits with banks	$–	$686	$17,005	$–	$17,691
Oct. 31	Securities	104,039	130	96,021	–	200,190
	Loans, net of allowance (3)	1,600	44,553	33,499	292,507	372,159
	Other assets	5,071	–	251	52,088	57,410
		$110,710	$45,369	$146,776	$344,595	$647,450
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.

CIBC THIRD QUARTER 2019	33

The LCR is disclosed using a standard OSFI-prescribed disclosure template.

$ millions, average of the three months ended July 31, 2019		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$117,910
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$155,075	10,360
3	Stable deposits	73,531	2,206
4	Less stable deposits	81,544	8,154
5	Unsecured wholesale funding, of which:	137,939	66,300
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	48,637	11,738
7	Non-operational deposits (all counterparties)	68,538	33,798
8	Unsecured debt	20,764	20,764
9	Secured wholesale funding	n/a	7,521
10	Additional requirements, of which:	97,352	23,773
11	Outflows related to derivative exposures and other collateral requirements	10,174	5,929
12	Outflows related to loss of funding on debt products	2,763	2,763
13	Credit and liquidity facilities	84,415	15,081
14	Other contractual funding obligations	2,371	2,371
15	Other contingent funding obligations	285,630	5,338
16	Total cash outflows	678,367	115,663
Cash inflows
17	Secured lending (e.g. reverse repos)	64,131	8,244
18	Inflows from fully performing exposures	18,392	9,230
19	Other cash inflows	6,857	6,857
20	Total cash inflows	$89,380	$24,331
			Total adjusted value
21	Total HQLA	n/a	$117,910
22	Total net cash outflows	n/a	$91,332
23	LCR	n/a	129%
$ millions, average of the three months ended April 30, 2019			Total adjusted value
24	Total HQLA	n/a	$115,562
25	Total net cash outflows	n/a	$86,235
26	LCR	n/a	134%
(1)

Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at July 31, 2019 decreased to 129% from 134% in the prior quarter, due to an increase in net cash outflows, partially offset by HQLA.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund the balance sheet with deposits primarily raised from personal and commercial banking channels. Personal deposits accounted for $175.2 billion as at July 31, 2019 (October 31, 2018: $163.9 billion). CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

34	CIBC THIRD QUARTER 2019

The following table provides the contractual maturity profile of CIBC’s wholesale funding sources at their carrying values:

$ millions, as at July 31, 2019	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks (1)	$2,887	$259	$58	$3	$3,207	$–	$–	$3,207
Certificates of deposit and commercial paper	10,438	11,982	13,962	14,511	50,893	585	–	51,478
Bearer deposit notes and bankers’ acceptances	1,073	1,835	1,761	585	5,254	–	–	5,254
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	–	2,684	5,000	4,686	12,370	8,721	22,206	43,297
Senior unsecured structured notes	284	–	–	–	284	–	–	284
Covered bonds/asset-backed securities
Mortgage securitization	–	584	519	1,159	2,262	3,622	11,242	17,126
Covered bonds	–	1,462	1,462	1,848	4,772	3,338	10,300	18,410
Cards securitization	–	726	–	1,320	2,046	1,640	–	3,686
Subordinated liabilities	–	–	–	–	–	–	5,620	5,620
Other	–	40	284	–	324	–	5	329
	$14,682	$19,572	$23,046	$24,112	$81,412	$17,906	$49,373	$148,691
Of which:
Secured	$–	$2,772	$1,981	$4,327	$9,080	$8,600	$21,542	$39,222
Unsecured	14,682	16,800	21,065	19,785	72,332	9,306	27,831	109,469
	$14,682	$19,572	$23,046	$24,112	$81,412	$17,906	$49,373	$148,691
October 31, 2018	$12,815	$18,208	$20,495	$29,167	$80,685	$17,421	$52,711	$150,817
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital resources” section for additional details.

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at	2019 Jul. 31		2018 Oct. 31
CAD	$48.9	33%	$49.6	33%
USD	76.6	51	80.8	54
Other	23.2	16	20.4	13
	$148.7	100%	$150.8	100%

We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.

Our credit ratings are summarized in the following table:

As at July 31, 2019	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA-	Aa2	A+
Legacy senior debt (2)	AA	AA-	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	BBB+
Subordinated indebtedness	A(H)	A+	Baa1	BBB+
Subordinated indebtedness – NVCC (4)	A(L)	A+	Baa1	BBB
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-3(H)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)	DBRS Long-Term Issuer Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating; Fitch Long-Term Issuer Default and Derivative Counterparty Rating.
(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital resources” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
n/a	Not applicable.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2019 Jul. 31	2018 Oct. 31
One-notch downgrade	$ 0.1	$0.1
Two-notch downgrade	0.2	0.2	(1)
Three-notch downgrade	0.3	0.3	(1)
(1)	Restated.

CIBC THIRD QUARTER 2019	35

Regulatory developments concerning liquidity

OSFI’s LAR guideline became effective in 2015. It is shaped by the BCBS’ liquidity standards, and includes the LCR, net stable funding ratio (NSFR) and other liquidity monitoring tools, including the OSFI-designed Net Cumulative Cash Flow (NCCF). OSFI uses the LAR and associated metrics to assess individual banks’ liquidity adequacy.

On October 31, 2014, the BCBS published its final NSFR guideline. In April 2019, OSFI issued updated NSFR guidelines following industry and public consultation, clarifying details of the NSFR implementation and its application to the Canadian financial industry. D-SIBs will implement the updated NSFR guidelines beginning January 2020, with public disclosures required to be produced beginning in the first quarter of 2021.

Consistent with the requirements above, we submit the LCR and NCCF to OSFI on a monthly basis and the NSFR quarterly. We provide the LCR and NSFR to the BCBS twice annually.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at July 31, 2019	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$3,941	$–	$–	$–	$–	$–	$–	$–	$–	$3,941
Interest-bearing deposits with banks	12,758	–	–	–	–	–	–	–	–	12,758
Securities	3,691	3,872	2,004	3,578	2,737	9,799	39,220	26,357	28,441	119,699
Cash collateral on securities borrowed	4,899	–	–	–	–	–	–	–	–	4,899
Securities purchased under resale agreements	33,757	9,843	5,479	1,098	346	–	–	–	–	50,523
Loans
Residential mortgages	2,717	5,434	10,316	10,947	16,188	48,698	103,890	8,870	471	207,531
Personal	524	510	879	1,097	1,076	184	2,389	2,853	34,110	43,622
Credit card	267	533	800	800	800	3,200	6,299	–	–	12,699
Business and government	14,138	4,210	4,862	4,156	6,607	16,984	39,829	13,492	19,402	123,680
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,771)	(1,771)
Derivative instruments	4,179	2,797	2,042	1,065	760	2,640	3,518	7,581	–	24,582
Customers’ liability under acceptances	8,488	1,160	22	7	2	–	–	–	–	9,679
Other assets	–	–	–	–	–	–	–	–	30,680	30,680
	$89,359	$28,359	$26,404	$22,748	$28,516	$81,505	$195,145	$59,153	$111,333	$642,522
October 31, 2018	$71,919	$28,094	$22,273	$28,495	$19,833	$83,405	$187,178	$53,821	$102,081	$597,099
Liabilities
Deposits (1)	$27,592	$30,225	$39,520	$29,740	$26,663	$28,864	$47,519	$10,523	$240,398	$481,044
Obligations related to securities sold short	13,543	–	–	–	–	–	–	–	–	13,543
Cash collateral on securities lent	1,917	–	–	–	–	–	–	–	–	1,917
Obligations related to securities sold under repurchase agreements	43,386	4,551	1,918	–	242	–	–	–	–	50,097
Derivative instruments	3,948	3,136	2,462	1,219	1,041	3,203	3,913	6,973	–	25,895
Acceptances	8,549	1,160	22	7	2	–	–	–	–	9,740
Other liabilities	–	–	–	–	–	–	–	–	16,656	16,656
Subordinated indebtedness	–	–	–	–	–	–	–	5,620	–	5,620
Equity	–	–	–	–	–	–	–	–	38,010	38,010
	$98,935	$39,072	$43,922	$30,966	$27,948	$32,067	$51,432	$23,116	$295,064	$642,522
October 31, 2018	$78,258	$33,933	$36,399	$32,776	$27,726	$29,779	$56,793	$19,607	$281,828	$597,099
(1)

Comprises $175.2 billion (October 31, 2018: $163.9 billion) of personal deposits of which $163.3 billion (October 31, 2018: $153.2 billion) are in Canada and $11.9 billion (October 31, 2018: $10.7 billion) are in other countries; $293.1 billion (October 31, 2018: $282.7 billion) of business and government deposits and secured borrowings of which $214.5 billion (October 31, 2018: $211.9 billion) are in Canada and $78.6 billion (October 31, 2018: $70.8 billion) are in other countries; and $12.7 billion (October 31, 2018: $14.4 billion) of bank deposits of which $6.0 billion (October 31, 2018: $5.9 billion) are in Canada and $6.7 billion (October 31, 2018: $8.5 billion) are in other countries.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2019	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$37,940	$5,445	$3,583	$–	$–	$–	$–	$–	$–	$46,968
Unutilized credit commitments	959	6,042	2,046	2,713	4,772	13,513	49,103	2,304	155,835	237,287
Backstop liquidity facilities	–	10	9,571	331	561	384	–	13	–	10,870
Standby and performance letters of credit	1,593	1,514	3,410	2,010	3,377	432	826	101	–	13,263
Documentary and commercial letters of credit	67	134	36	11	3	2	4	1	–	258
	$40,559	$13,145	$18,646	$5,065	$8,713	$14,331	$49,933	$2,419	$155,835	$308,646
October 31, 2018	$43,053	$22,587	$11,367	$6,716	$4,879	$11,622	$47,445	$2,449	$150,139	$300,257
(1)	Includes $121.0 billion (October 31, 2018: $116.5 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.9 billion (October 31, 2018: $2.7 billion) for cash because it is reported on the interim consolidated balance sheet.

36	CIBC THIRD QUARTER 2019

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at July 31, 2019	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	Total
Operating leases (1)	$43	$85	$128	$128	$126	$530	$1,305	$3,283	$5,628
Purchase obligations (2)	85	240	181	200	173	449	617	86	2,031
Pension contributions (3)	–	–	–	–	–	–	–	–	–
Underwriting commitments	21	–	–	–	–	–	–	–	21
Investment commitments	–	–	5	–	2	4	4	230	245
	$149	$325	$314	$328	$301	$983	$1,926	$3,599	$7,925
October 31, 2018	$331	$304	$370	$347	$342	$970	$1,964	$3,751	$8,379
(1)	Includes rental payments, related taxes and estimated operating expenses.
(2)

Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(3)

Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, information and cyber security, reputation and legal, regulatory compliance, and environmental and social risks. These risks and related policies and processes have not changed significantly from those described on pages 76 to 78 of the 2018 Annual Report.

Accounting and control matters

Critical accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board. A summary of significant accounting policies is presented in Note 1 to our consolidated financial statements of our 2018 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2018, except that CIBC adopted IFRS 15 “Revenue from Contracts with Customers” effective November 1, 2018 as described in Note 1 to our interim consolidated financial statements. The application of IFRS 15 has not had a material impact on our interim consolidated financial statements.

Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates in the critical accounting policies discussed on pages 79 to 84 of our 2018 Annual Report could have a material impact on our financial results. No significant changes have occurred with respect to our critical accounting estimates since our 2018 Annual Report.

Accounting developments

For details on future accounting policy changes, refer to Note 1 to our interim consolidated financial statements and Note 31 to the consolidated financial statements included in our 2018 Annual Report.

Other regulatory developments

Reforms to interest rate benchmarks

Various interest rate and other indices that are deemed to be “benchmarks” (including the London Interbank Offered Rate (LIBOR)) are the subject of international regulatory guidance and proposals for reform. The U.K.’s Financial Conduct Authority announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021 and, therefore, this benchmark and others may be discontinued beyond that date. These reform pressures may cause current benchmarks to disappear entirely, perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. Accordingly, this uncertainty in respect of relevant benchmarks may adversely affect the value of, return on, or trading market for contracts linked to any such benchmark. CIBC will continue to monitor developments in this area.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2019 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related-party transactions

There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2018. For additional information, refer to pages 85 and 171 of the 2018 Annual Report.

CIBC THIRD QUARTER 2019	37

Interim consolidated financial statements

(Unaudited)

Contents

39	Consolidated balance sheet

40	Consolidated statement of income

41	Consolidated statement of comprehensive income

42	Consolidated statement of changes in equity

43	Consolidated statement of cash flows

44	Notes to the interim consolidated financial statements

44	Note 1	–	Changes in accounting policies

46	Note 2	–	Fair value measurement

50	Note 3	–	Significant transactions

50	Note 4	–	Securities

52	Note 5	–	Loans

57	Note 6	–	Deposits

57	Note 7	–	Subordinated indebtedness

57	Note 8	–	Share capital

59	Note 9	–	Capital Trust securities

59	Note 10	–	Post-employment benefits

60	Note 11	–	Income taxes

60	Note 12	–	Earnings per share

60	Note 13	–	Contingent liabilities and provision

61	Note 14	–	Interest income and expense

62	Note 15	–	Segmented information

38	CIBC THIRD QUARTER 2019

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2019 Jul. 31	2018 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$3,941	$4,380
Interest-bearing deposits with banks	12,758	13,311
Securities (Note 4)	119,699	101,664
Cash collateral on securities borrowed	4,899	5,488
Securities purchased under resale agreements	50,523	43,450
Loans (Note 5)
Residential mortgages	207,531	207,749
Personal	43,622	43,058
Credit card	12,699	12,673
Business and government	123,680	109,555
Allowance for credit losses	(1,771)	(1,639)
	385,761	371,396
Other
Derivative instruments	24,582	21,431
Customers’ liability under acceptances	9,679	10,265
Land, buildings and equipment	1,771	1,795
Goodwill	5,575	5,564
Software and other intangible assets	1,918	1,945
Investments in equity-accounted associates and joint ventures	584	526
Deferred tax assets	544	601
Other assets	20,288	15,283
	64,941	57,410
	$642,522	$597,099
LIABILITIES AND EQUITY
Deposits (Note 6)
Personal	$175,196	$163,879
Business and government	253,976	240,149
Bank	12,650	14,380
Secured borrowings	39,222	42,607
	481,044	461,015
Obligations related to securities sold short	13,543	13,782
Cash collateral on securities lent	1,917	2,731
Obligations related to securities sold under repurchase agreements	50,097	30,840
Other
Derivative instruments	25,895	20,973
Acceptances	9,740	10,296
Deferred tax liabilities	38	43
Other liabilities	16,618	18,223
	52,291	49,535
Subordinated indebtedness (Note 7)	5,620	4,080
Equity
Preferred shares (Note 8)	2,825	2,250
Common shares (Note 8)	13,525	13,243
Contributed surplus	128	136
Retained earnings	20,535	18,537
Accumulated other comprehensive income (AOCI)	815	777
Total shareholders’ equity	37,828	34,943
Non-controlling interests	182	173
Total equity	38,010	35,116
	$642,522	$597,099

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2019	39

Consolidated statement of income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars, except as noted	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Interest income (Note 14) (1)
Loans	$4,069	$3,875	$3,598	$11,957	$10,137
Securities	720	697	612	2,072	1,686
Securities borrowed or purchased under resale agreements	378	357	273	1,099	743
Deposits with banks	104	96	73	292	203
	5,271	5,025	4,556	15,420	12,769
Interest expense (Note 14)
Deposits	2,117	2,123	1,659	6,382	4,388
Securities sold short	80	76	67	227	197
Securities lent or sold under repurchase agreements	321	312	200	891	512
Subordinated indebtedness	50	45	49	142	131
Other	9	9	4	28	15
	2,577	2,565	1,979	7,670	5,243
Net interest income	2,694	2,460	2,577	7,750	7,526
Non-interest income
Underwriting and advisory fees	112	155	138	370	329
Deposit and payment fees	232	221	217	680	654
Credit fees	249	232	219	710	639
Card fees	117	114	125	348	382
Investment management and custodial fees	335	314	314	964	919
Mutual fund fees	403	396	410	1,192	1,218
Insurance fees, net of claims	102	109	109	323	326
Commissions on securities transactions	78	75	85	236	268
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	180	237	152	593	412
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	5	19	(9)	28	23
Foreign exchange other than trading	84	70	66	245	246
Income from equity-accounted associates and joint ventures	25	23	36	70	94
Other	116	117	108	330	346
	2,038	2,082	1,970	6,089	5,856
Total revenue	4,732	4,542	4,547	13,839	13,382
Provision for credit losses (Note 5)	291	255	241	884	606
Non-interest expenses
Employee compensation and benefits	1,469	1,421	1,437	4,290	4,312
Occupancy costs	220	222	218	662	647
Computer, software and office equipment	476	461	441	1,381	1,275
Communications	76	81	77	232	237
Advertising and business development	93	90	83	264	232
Professional fees	59	51	55	159	155
Business and capital taxes	29	24	27	85	77
Other (Note 3)	248	238	234	945	732
	2,670	2,588	2,572	8,018	7,667
Income before income taxes	1,771	1,699	1,734	4,937	5,109
Income taxes (Note 11)	373	351	365	1,009	1,093
Net income	$1,398	$1,348	$1,369	$3,928	$4,016
Net income attributable to non-controlling interests	$6	$7	$4	$17	$15
Preferred shareholders	$28	$28	$23	$79	$65
Common shareholders	1,364	1,313	1,342	3,832	3,936
Net income attributable to equity shareholders	$1,392	$1,341	$1,365	$3,911	$4,001
Earnings per share (in dollars) (Note 12)
Basic	$3.07	$2.96	$3.02	$8.63	$8.88
Diluted	3.06	2.95	3.01	8.61	8.85
Dividends per common share (in dollars)	1.40	1.40	1.33	4.16	3.96
(1)

Interest income included $4.8 billion for the quarter ended July 31, 2019 (April 30, 2019: $4.6 billion; July 31, 2018: $4.1 billion) and $14.0 billion for the nine months ended July 31, 2019 (July 31, 2018: $11.7 billion) calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

40	CIBC THIRD QUARTER 2019

Consolidated statement of comprehensive income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Net income	$1,398	$1,348	$1,369	$3,928	$4,016
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(492)	616	435	58	295
Net gains (losses) on hedges of investments in foreign operations	250	(333)	(284)	(45)	(190)
	(242)	283	151	13	105
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	43	50	(27)	191	(114)
Net (gains) losses reclassified to net income	(4)	(14)	(4)	(24)	(29)
	39	36	(31)	167	(143)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(53)	55	62	46	41
Net (gains) losses reclassified to net income	58	(13)	(52)	44	(64)
	5	42	10	90	(23)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(88)	(8)	219	(231)	321
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	11	(6)	8	15	6
Net gains (losses) on equity securities designated at FVOCI	(2)	(3)	1	(3)	19
Total OCI (1)	(277)	344	358	51	285
Comprehensive income	$1,121	$1,692	$1,727	$3,979	$4,301
Comprehensive income attributable to non-controlling interests	$6	$7	$4	$17	$15
Preferred shareholders	$28	$28	$23	$79	$65
Common shareholders	1,087	1,657	1,700	3,883	4,221
Comprehensive income attributable to equity shareholders	$1,115	$1,685	$1,723	$3,962	$4,286
(1)

Includes $11 million of gains for the quarter ended July 31, 2019 (April 30, 2019: $18 million of gains; July 31, 2018: $4 million of losses) and $42 million of gains for the nine months ended July 31, 2019 (July 31, 2018: $16 million of losses), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$4	$(4)	$(33)	$–	$(29)
Net gains (losses) on hedges of investments in foreign operations	(10)	4	41	(8)	38
	(6)	–	8	(8)	9
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(3)	(2)	(1)	(23)	11
Net (gains) losses reclassified to net income	1	5	1	8	8
	(2)	3	–	(15)	19
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	19	(20)	(21)	(17)	(14)
Net (gains) losses reclassified to net income	(21)	5	18	(15)	23
	(2)	(15)	(3)	(32)	9
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	31	3	(79)	76	(117)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(4)	2	(3)	(6)	(2)
Net gains (losses) on equity securities designated at FVOCI	–	1	(1)	1	(7)
	$17	$(6)	$(78)	$16	$(89)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2019	41

Consolidated statement of changes in equity

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Preferred shares (Note 8)
Balance at beginning of period	$2,575	$2,575	$2,248	$2,250	$1,797
Issue of preferred shares	250	–	–	575	450
Treasury shares	–	–	2	–	3
Balance at end of period	$2,825	$2,575	$2,250	$2,825	$2,250
Common shares (Note 8)
Balance at beginning of period	$13,443	$13,350	$13,166	$13,243	$12,548
Issued pursuant to the acquisition of The PrivateBank	–	–	–	–	194
Issued pursuant to the acquisition of Wellington Financial	–	–	–	–	47
Other issue of common shares	80	96	94	280	461
Purchase of common shares for cancellation	–	–	(52)	–	(52)
Treasury shares	2	(3)	(7)	2	3
Balance at end of period	$13,525	$13,443	$13,201	$13,525	$13,201
Contributed surplus
Balance at beginning of period	$125	$131	$137	$136	$137
Compensation expense arising from equity-settled share-based awards	5	5	9	14	23
Exercise of stock options and settlement of other equity-settled share-based awards	(3)	(11)	(14)	(23)	(28)
Other	1	–	1	1	1
Balance at end of period	$128	$125	$133	$128	$133
Retained earnings
Balance at beginning of period before accounting policy changes	n/a	n/a	n/a	$18,537	$16,101
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	n/a	(144)
Impact of adopting IFRS 15 at November 1, 2018 (Note 1)	n/a	n/a	n/a	6	n/a
Balance at beginning of period after accounting policy changes	$19,793	$19,101	$17,412	18,543	15,957
Net income attributable to equity shareholders	1,392	1,341	1,365	3,911	4,001
Dividends
Preferred	(28)	(28)	(23)	(79)	(65)
Common	(623)	(621)	(589)	(1,847)	(1,754)
Premium on purchase of common shares for cancellation	–	–	(150)	–	(150)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	2	2	15	13	48
Other (1)	(1)	(2)	21	(6)	14
Balance at end of period	$20,535	$19,793	$18,051	$20,535	$18,051
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,279	$996	$692	$1,024	$738
Net change in foreign currency translation adjustments	(242)	283	151	13	105
Balance at end of period	$1,037	$1,279	$843	$1,037	$843
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period under IAS 39	n/a	n/a	n/a	n/a	$60
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	n/a	(28)
Balance at beginning of period under IFRS 9	$(11)	$(47)	$(80)	$(139)	32
Net change in securities measured at FVOCI	39	36	(31)	167	(143)
Balance at end of period	$28	$(11)	$(111)	$28	$(111)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$67	$25	$–	$(18)	$33
Net change in cash flow hedges	5	42	10	90	(23)
Balance at end of period	$72	$67	$10	$72	$10
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(286)	$(278)	$(267)	$(143)	$(369)
Net change in post-employment defined benefit plans	(88)	(8)	219	(231)	321
Balance at end of period	$(374)	$(286)	$(48)	$(374)	$(48)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(8)	$(2)	$(12)	$(12)	$(10)
Net change attributable to changes in credit risk	11	(6)	8	15	6
Balance at end of period	$3	$(8)	$(4)	$3	$(4)
Net gains (losses) on equity securities designated at FVOCI
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	n/a	$85
Balance at beginning of period under IFRS 9	$53	$58	$70	$65	85
Net gains (losses) on equity securities designated at FVOCI	(2)	(3)	1	(3)	19
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings (2)	(2)	(2)	(15)	(13)	(48)
Balance at end of period	$49	$53	$56	$49	$56
Total AOCI, net of income tax	$815	$1,094	$746	$815	$746
Non-controlling interests
Balance at beginning of period under IAS 39	n/a	n/a	n/a	n/a	$202
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	n/a	(4)
Balance at beginning of period under IFRS 9	$183	$174	$180	$173	198
Net income attributable to non-controlling interests	6	7	4	17	15
Dividends	(5)	(2)	(4)	(9)	(29)
Other	(2)	4	(7)	1	(11)
Balance at end of period	$182	$183	$173	$182	$173
Equity at end of period	$38,010	$37,213	$34,554	$38,010	$34,554
(1)

The third quarter of 2018 includes the recognition of loss carryforwards relating to foreign exchange translation amounts on CIBC’s net investment in foreign operations that were previously reclassified to retained earnings as part of our transition to IFRS in 2012.

(2)

Includes nil reclassified to retained earnings for the quarter ended July 31, 2019 (April 30, 2019: nil; July 31, 2018: $8 million of losses), and nil for the nine months ended July 31, 2019 (July 31, 2018: $10 million of gains) relating to our investments in equity-accounted associates and joint ventures.

n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

42	CIBC THIRD QUARTER 2019

Consolidated statement of cash flows

		For the three months ended		For the nine months ended
Unaudited, millions of Canadian dollars	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$1,398	$1,348	$1,369	$3,928	$4,016
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	291	255	241	884	606
Amortization and impairment (1)	177	178	167	526	495
Stock options and restricted shares expense	5	5	9	14	23
Deferred income taxes	5	85	(8)	90	102
Losses (gains) from debt securities measured at FVOCI and amortized cost	(5)	(19)	9	(28)	(23)
Net losses (gains) on disposal of land, buildings and equipment	(6)	(1)	(2)	(7)	(14)
Other non-cash items, net	175	(181)	(79)	(190)	(302)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(2,529)	2,255	(2,215)	553	(3,426)
Loans, net of repayments	(2,751)	(8,051)	(1,971)	(14,103)	(11,156)
Deposits, net of withdrawals	2,868	11,433	10,502	16,651	19,619
Obligations related to securities sold short	(645)	(1,247)	(1,573)	(239)	(1,561)
Accrued interest receivable	77	(171)	37	(29)	(165)
Accrued interest payable	(123)	199	(11)	18	79
Derivative assets	(2,458)	(935)	2,047	(3,151)	2,313
Derivative liabilities	3,124	(531)	(526)	4,921	(1,284)
Securities measured at FVTPL	5,753	(8,865)	1,691	(4,530)	1,139
Other assets and liabilities measured/designated at FVTPL	917	860	1,021	1,639	72
Current income taxes	(35)	(135)	61	(322)	(323)
Cash collateral on securities lent	29	(772)	471	(814)	438
Obligations related to securities sold under repurchase agreements	589	7,027	(5,388)	19,257	5,014
Cash collateral on securities borrowed	380	(317)	1,257	589	(48)
Securities purchased under resale agreements	(2,506)	3,201	(1,776)	(7,188)	(3,140)
Other, net	(2,184)	(1,320)	(3,461)	(5,806)	(1,395)
	2,546	4,301	1,872	12,663	11,079
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,500	–	34	1,500	1,534
Redemption/repurchase/maturity of subordinated indebtedness	(1)	–	(619)	(1)	(619)
Issue of preferred shares, net of issuance cost	247	–	–	568	445
Issue of common shares for cash	38	38	34	114	143
Purchase of common shares for cancellation	–	–	(202)	–	(202)
Net sale (purchase) of treasury shares	2	(3)	(5)	2	6
Dividends paid	(612)	(602)	(566)	(1,783)	(1,530)
	1,174	(567)	(1,324)	400	(223)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(9,394)	(9,067)	(8,797)	(29,685)	(24,335)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	3,704	3,665	3,277	11,124	6,127
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	1,814	1,777	3,467	5,218	7,783
Cash used in acquisitions, net of cash acquired	–	–	–	–	(315)
Net cash provided by dispositions of investments in equity-accounted associates and joint ventures	–	–	51	–	200
Net sale (purchase) of land, buildings and equipment	(54)	(57)	(38)	(166)	(123)
	(3,930)	(3,682)	(2,040)	(13,509)	(10,663)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(27)	38	43	7	30
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(237)	90	(1,449)	(439)	223
Cash and non-interest-bearing deposits with banks at beginning of period	4,178	4,088	5,112	4,380	3,440
Cash and non-interest-bearing deposits with banks at end of period (2)	$3,941	$4,178	$3,663	$3,941	$3,663
Cash interest paid	$2,700	$2,366	$1,990	$7,652	$5,164
Cash interest received	5,162	4,681	4,407	14,862	12,038
Cash dividends received	186	173	186	529	566
Cash income taxes paid	403	401	312	1,241	1,314
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balance of $476 million (April 30, 2019: $439 million; July 31, 2018: $407 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2019	43

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2018.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 21, 2019.

Note 1.    Changes in accounting policies

(a)    Current period changes in accounting policies

IFRS 15 “Revenue From Contracts with Customers” (IFRS 15)

CIBC adopted IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) as at November 1, 2018 in place of prior guidance, including IAS 18 “Revenue” (IAS 18) and IFRIC 13 “Customer Loyalty Programmes” (IFRIC 13). We applied IFRS 15 on a modified retrospective basis by recognizing a cumulative $6 million after-tax credit from the initial application in opening November 1, 2018 retained earnings.

The new guidance includes a five-step, principles-based recognition and measurement approach, as well as requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements. The application of this guidance involves the use of judgment. IFRS 15 excludes from its scope revenue related to financial instruments, lease contracts and insurance contracts. As a result, the majority of our revenue was not impacted by the adoption of this standard, including net interest income, net gains (losses) from financial instruments measured/designated at FVTPL and net gains (losses) from debt securities measured at FVOCI.

Measurement differences resulting from the adoption of IFRS 15 include the upfront expensing of previously deferred mutual fund sales commissions. In addition, the adoption of IFRS 15 has resulted in the revaluation of our credit card loyalty points liability, which is now subject to both upward and downward remeasurement to reflect the expected cost of redemption as this expectation changes over time. Previously, under IFRIC 13, decreases in the expected cost of redemptions were only recognized as points were redeemed, while increases were recognized immediately.

In addition, the adoption of IFRS 15 has resulted in changes to the presentation of certain revenue and expense items in the consolidated statement of income. Presentation differences include the net presentation of certain expenditures where CIBC is deemed the agent rather than the principal and the gross presentation of certain expenditures where CIBC is deemed the principal rather than the agent. Our prior period comparative consolidated financial statements are reported under the prior guidance, without restatement, however the measurement and presentation differences in the current period are not significant.

Our revised accounting policies in accordance with this adoption are effective November 1, 2018 and are discussed below.

Fee and commission income

The recognition of fee and commission income is determined by the purpose of the fee or commission and the terms specified in the contract with the customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of the service to the customer, in the amount of the consideration to which we expect to be entitled. Revenue may therefore be recognized at a point in time upon completion of the service or over time as the services are provided. When revenue is recognized over time, we are generally required to provide the services each period and we therefore measure our progress towards completion of the service based upon the time elapsed. When another party is involved in providing a service to a customer, we determine whether the nature of our performance obligation is that of a principal or an agent. If we control the service before it is transferred to the customer, we are acting as the principal and present revenue separately from the amount paid to the other party; otherwise we are the agent and present revenue net of the amount paid to the other party. Income which forms an integral part of the effective interest rate of a financial instrument continues to be recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees are earned on debt and equity securities placements and transaction-based advisory services. Underwriting fees are typically recognized at the point in time when the transaction is completed. Advisory fees are generally recognized as revenue over the period of the engagement as the related services are provided or at the point in time when the transaction is completed.

Deposit and payment fees arise from personal and business deposit accounts and cash management services. Monthly and annual fees are recognized over the period that the related services are provided. Transactional fees are recognized at the point in time the related services are provided.

Credit fees consist of loan syndication fees, loan commitment fees, letter of credit fees, banker’s acceptance stamping fees, and securitization fees. Credit fees are generally recognized over the period that the related services are provided, except for loan syndication fees, which are typically recognized at the point in time that the financing placement is completed.

Card fees primarily include interchange income, overlimit fees, cash advance fees, and annual fees. Card fees are recognized at the point in time the related services are provided, except for annual fees, which are recognized over the 12-month period to which they relate. The cost of credit card loyalty points is recognized as a reduction of interchange income when the loyalty points are issued for both self-managed and third-party loyalty points programs. Credit card loyalty point liabilities are recognized for self-managed loyalty point programs and are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time.

Commissions on securities transactions include brokerage commissions for transactions executed on behalf of clients, trailer fees and mutual fund sales commissions. Brokerage commissions and mutual fund sales commissions are generally recognized at the point in time that the related transaction is executed. Trailer fees are typically recognized over time based upon the daily net asset value of the mutual fund units held by clients.

44	CIBC THIRD QUARTER 2019

Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and are recognized over the period that the related services are provided. Investment management fees relating to our asset management and private wealth management business are generally calculated based on point-in-time AUM balances, and investment management fees relating to our retail brokerage business are generally calculated based on point-in-time AUM or AUA balances. Custodial fees are recognized as revenue over the applicable service period, which is generally the contract term.

Mutual fund fees are earned on fund management services and are recognized over the period that the mutual funds are managed based upon the daily net asset values of the respective mutual funds.

(b)    Future accounting policy changes

Transition to IFRS 16

IFRS 16 “Leases” (IFRS 16) replaces IAS 17 “Leases” (IAS 17), and is effective for annual periods beginning on or after January 1, 2019, which for us will be on November 1, 2019. IFRS 16 will result in on-balance sheet recognition for many leases that are considered operating leases under IAS 17, including our property leases, which will result in the gross-up of the balance sheet through the recognition of a right-of-use asset and a liability for the lease component of the future payments. We will no longer recognize the impacted lease payments through operating expenses; instead, we will recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Lessor accounting remains substantially unchanged, however, IFRS 16 does require the re-evaluation of subleases in certain circumstances. We plan to adopt IFRS 16 by adjusting our consolidated balance sheet at November 1, 2019, the date of initial application, with no restatement of comparative periods.

Our centrally managed IFRS 16 transition program that includes stakeholders from our Finance, Corporate Services, and Technology and Operations groups is currently modifying our policies, processes, controls, and systems to comply with the new standard.

For details on other future accounting policy changes, refer to Note 31 to the consolidated financial statements included in our 2018 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2019.

CIBC THIRD QUARTER 2019	45

Note 2.    Fair value measurement

Fair value of financial instruments

	Carrying value
$ millions, as at July 31, 2019	Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Financial assets
Cash and deposits with banks	$16,261	$438	$–	$–	$16,699	$16,699	$–
Securities	18,729	56,730	371	43,869	119,699	119,771	72
Cash collateral on securities borrowed	4,899	–	–	–	4,899	4,899	–
Securities purchased under resale agreements	47,316	3,207	–	–	50,523	50,523	–
Loans
Residential mortgages	207,278	34	–	–	207,312	207,527	215
Personal	43,100	–	–	–	43,100	43,121	21
Credit card	12,289	–	–	–	12,289	12,289	–
Business and government	102,183	20,877	–	–	123,060	123,151	91
Derivative instruments	–	24,582	–	–	24,582	24,582	–
Customers’ liability under acceptances	9,679	–	–	–	9,679	9,679	–
Other assets	12,965	–	–	–	12,965	12,965	–
Financial liabilities
Deposits
Personal	$173,692	$–	$1,504	$–	$175,196	$175,152	$(44)
Business and government	245,508	–	8,468	–	253,976	254,390	414
Bank	12,650	–	–	–	12,650	12,650	–
Secured borrowings	39,080	–	142	–	39,222	39,557	335
Derivative instruments	–	25,895	–	–	25,895	25,895	–
Acceptances	9,740	–	–	–	9,740	9,740	–
Obligations related to securities sold short	–	13,543	–	–	13,543	13,543	–
Cash collateral on securities lent	1,917	–	–	–	1,917	1,917	–
Obligations related to securities sold under repurchase agreements	50,097	–	–	–	50,097	50,097	–
Other liabilities	12,189	107	9	–	12,305	12,305	–
Subordinated indebtedness	5,620	–	–	–	5,620	5,872	252

	Carrying value
$ millions, as at October 31, 2018	Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Financial assets
Cash and deposits with banks	$17,637	$54	$–	$–	$17,691	$17,691	$–
Securities	12,876	52,394	184	36,210	101,664	101,507	(157)
Cash collateral on securities borrowed	5,488	–	–	–	5,488	5,488	–
Securities purchased under resale agreements	40,128	3,322	–	–	43,450	43,450	–
Loans
Residential mortgages	207,523	12	–	–	207,535	205,868	(1,667)
Personal	42,577	–	–	–	42,577	42,559	(18)
Credit card	12,255	–	–	–	12,255	12,255	–
Business and government	92,605	16,424	–	–	109,029	108,917	(112)
Derivative instruments	–	21,431	–	–	21,431	21,431	–
Customers’ liability under acceptances	10,265	–	–	–	10,265	10,265	–
Other assets	10,230	–	–	–	10,230	10,230	–
Financial liabilities
Deposits
Personal	$163,113	$–	$766	$–	$163,879	$163,642	$(237)
Business and government	233,174	–	6,975	–	240,149	240,374	225
Bank	14,380	–	–	–	14,380	14,380	–
Secured borrowings	42,481	–	126	–	42,607	42,868	261
Derivative instruments	–	20,973	–	–	20,973	20,973	–
Acceptances	10,296	–	–	–	10,296	10,296	–
Obligations related to securities sold short	–	13,782	–	–	13,782	13,782	–
Cash collateral on securities lent	2,731	–	–	–	2,731	2,731	–
Obligations related to securities sold under repurchase agreements	30,840	–	–	–	30,840	30,840	–
Other liabilities	13,030	95	17	–	13,142	13,142	–
Subordinated indebtedness	4,080	–	–	–	4,080	4,340	260

46	CIBC THIRD QUARTER 2019

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2019 Jul. 31	2018 Oct. 31	2019 Jul. 31	2018 Oct. 31	2019 Jul. 31	2018 Oct. 31	2019 Jul. 31	2018 Oct. 31
Financial assets
Deposits with banks	$–	$–	$438	$54	$–	$–	$438	$54
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	2,382	4,264	19,554 (1)	16,328 (1)	–	–	21,936	20,592
Corporate equity	27,306	25,140	538	208	6	6	27,850	25,354
Corporate debt	–	–	4,705	3,675	23	26	4,728	3,701
Mortgage- and asset-backed	–	–	2,386 (2)	2,612 (2)	201	319	2,587	2,931
	29,688	29,404	27,183	22,823	230	351	57,101	52,578

Loans mandatorily measured at FVTPL
Business and government	–	–	19,952	15,942	925	482	20,877	16,424
Residential mortgages	–	–	34	12	–	–	34	12
	–	–	19,986	15,954	925	482	20,911	16,436

Debt securities measured at FVOCI
Government issued or guaranteed	1,310	2,844	32,145	24,763	–	–	33,455	27,607
Corporate debt	–	–	6,506	4,543	–	–	6,506	4,543
Mortgage- and asset-backed	–	–	3,317	3,498	–	–	3,317	3,498
	1,310	2,844	41,968	32,804	–	–	43,278	35,648

Equity securities designated at FVOCI
Corporate equity	50	42	254	235	287	285	591	562
	50	42	254	235	287	285	591	562

Securities purchased under resale agreements measured at FVTPL	–	–	3,207	3,322	–	–	3,207	3,322
Derivative instruments
Interest rate	3	–	8,750	5,593	40	–	8,793	5,593
Foreign exchange	–	–	10,371	9,303	–	–	10,371	9,303
Credit	–	–	2	3	104	115	106	118
Equity	2,156	1,727	995	1,783	227	107	3,378	3,617
Precious metal	–	–	320	206	–	–	320	206
Other commodity	346	143	1,268	2,451	–	–	1,614	2,594
	2,505	1,870	21,706	19,339	371	222	24,582	21,431
Total financial assets	$33,553	$34,160	$114,742	$94,531	$1,813	$1,340	$150,108	$130,031
Financial liabilities
Deposits and other liabilities (3)	$–	$–	$(9,679)	$(7,556)	$(551)	$(423)	$(10,230)	$(7,979)
Obligations related to securities sold short	(5,735)	(4,443)	(7,808)	(9,339)	–	–	(13,543)	(13,782)
	(5,735)	(4,443)	(17,487)	(16,895)	(551)	(423)	(23,773)	(21,761)

Derivative instruments
Interest rate	(2)	–	(8,189)	(6,152)	(13)	(109)	(8,204)	(6,261)
Foreign exchange	–	–	(11,620)	(9,335)	–	–	(11,620)	(9,335)
Credit	–	–	(30)	(16)	(113)	(131)	(143)	(147)
Equity	(1,686)	(1,489)	(2,258)	(2,268)	(140)	(119)	(4,084)	(3,876)
Precious metal	–	–	(121)	(258)	–	–	(121)	(258)
Other commodity	(302)	(487)	(1,421)	(609)	–	–	(1,723)	(1,096)
	(1,990)	(1,976)	(23,639)	(18,638)	(266)	(359)	(25,895)	(20,973)
Total financial liabilities	$(7,725)	$(6,419)	$(41,126)	$(35,533)	$(817)	$(782)	$(49,668)	$(42,734)
(1)	Includes $55 million related to securities designated at FVTPL (October 31, 2018: $52 million).
(2)	Includes $316 million related to asset-backed securities designated at FVTPL (October 31, 2018: $132 million).
(3)

Comprises deposits designated at FVTPL of $9,621 million (October 31, 2018: $7,517 million), net bifurcated embedded derivative liabilities of $493 million (October 31, 2018: $350 million), other liabilities designated at FVTPL of $9 million (October 31, 2018: $17 million), and other financial liabilities measured at fair value of $107 million (October 31, 2018: $95 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended July 31, 2019, we transferred $2,091 million of securities mandatorily measured at FVTPL and $921 million of securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities (for the quarter ended April 30, 2019, $411 million of securities mandatorily measured at FVTPL and $844 million of securities sold short were transferred from Level 1 to Level 2; for the quarter ended July 31, 2018, $129 million of securities mandatorily measured at FVTPL and $763 million of securities sold short were transferred from Level 1 to Level 2). In addition, transfers between Level 2 and Level 3 were made during the quarters ended July 31, 2019, April 30, 2019, and July 31, 2018, primarily due to changes in the observability of certain market volatility inputs that were used in measuring the fair value of our embedded derivatives, as noted in the following table.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC THIRD QUARTER 2019	47

	Opening balance	Net gains (losses) included in income (1)		Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3
$ millions, for the three months ended		Realized (2)	Unrealized (2)(3)				Purchases	Issuances	Sales	Settlements	Closing balance
Jul. 31, 2019
Securities mandatorily measured at FVTPL
Corporate equity	$7	$–	$(1)	$–	$–	$–	$–	$–	$–	$–	$6
Corporate debt	24	–	(1)	–	–	–	–	–	–	–	23
Mortgage- and asset-backed	246	–	–	–	–	–	–	–	–	(45)	201
Loans mandatorily measured at FVTPL
Business and government	934	–	–	(14)	–	–	18	16	(19)	(10)	925
Equity securities designated at FVOCI
Corporate equity	296	–	–	(7)	–	–	23	–	(25)	–	287
Derivative instruments
Interest rate	25	–	26	–	–	–	–	1	–	(12)	40
Credit	114	(7)	(3)	–	–	–	–	–	–	–	104
Equity	273	–	(39)	–	–	(6)	4	–	–	(5)	227
Total assets	$1,919	$(7)	$(18)	$(21)	$–	$(6)	$45	$17	$(44)	$(72)	$1,813
Deposits and other liabilities (5)	$(593)	$–	$65	$–	$(44)	$25	$–	$(51)	$–	$47	$(551)
Derivative instruments
Interest rate	(17)	–	15	–	–	–	–	–	–	(11)	(13)
Credit	(124)	7	3	–	–	–	–	–	–	1	(113)
Equity	(167)	–	(4)	–	–	24	–	(5)	–	12	(140)
Total liabilities	$(901)	$7	$79	$–	$(44)	$49	$–	$(56)	$–	$49	$(817)
Apr. 30, 2019
Securities mandatorily measured at FVTPL
Corporate equity	$7	$–	$–	$–	$–	$–	$–	$–	$–	$–	$7
Corporate debt	24	–	–	–	–	–	–	–	–	–	24
Mortgage- and asset-backed	239	–	1	–	–	–	74	–	–	(68)	246
Loans mandatorily measured at FVTPL
Business and government	793	–	1	15	–	–	313	3	(47)	(144)	934
Equity securities designated at FVOCI
Corporate equity	281	–	–	(4)	–	–	27	–	(8)	–	296
Derivative instruments
Interest rate	–	–	24	–	–	–	–	1	–	–	25
Credit	112	(1)	3	–	–	–	–	–	–	–	114
Equity	264	–	25	–	–	(17)	5	–	–	(4)	273
Total assets	$1,720	$(1)	$54	$11	$–	$(17)	$419	$4	$(55)	$(216)	$1,919
Deposits and other liabilities (5)	$(461)	$–	$(111)	$–	$(2)	$15	$–	$(67)	$–	$33	$(593)
Derivative instruments
Interest rate	(24)	–	7	–	–	–	–	–	–	–	(17)
Credit	(128)	1	(3)	–	–	–	–	–	–	6	(124)
Equity	(141)	–	(53)	–	–	53	–	(31)	–	5	(167)
Total liabilities	$(754)	$1	$(160)	$–	$(2)	$68	$–	$(98)	$–	$44	$(901)
Jul. 31, 2018
Securities mandatorily measured at FVTPL
Corporate equity	$10	$–	$(1)	$–	$–	$–	$–	$–	$–	$–	$9
Corporate debt	25	–	–	–	–	–	–	–	–	–	25
Mortgage- and asset-backed	537	1	2	–	–	–	14	–	(85)	(120)	349
Loans mandatorily measured at FVTPL
Business and government	611	–	–	5	–	–	25	57	(9)	(290)	399
Debt securities measured at FVOCI
Government issued or guaranteed	–	–	–	(39)	479	–	–	–	–	–	440
Equity securities designated at FVOCI
Corporate equity	283	–	–	(13)	–	–	78	–	(76)	–	272
Derivative instruments
Interest rate	2	–	–	–	–	–	–	–	–	–	2
Credit	120	(9)	3	–	–	–	–	–	–	–	114
Equity	26	–	3	–	–	–	7	–	–	(8)	28
Total assets	$1,614	$(8)	$7	$(47)	$479	$–	$124	$57	$(170)	$(418)	$1,638
Deposits and other liabilities (5)	$(376)	$–	$(48)	$–	$(26)	$55	$–	$(68)	$–	$32	$(431)
Derivative instruments
Interest rate	(37)	–	(19)	–	–	–	–	–	–	(22)	(78)
Credit	(136)	9	(3)	–	–	–	–	–	–	–	(130)
Equity	(143)	–	1	–	–	–	–	(47)	–	37	(152)
Total liabilities	$(692)	$9	$(69)	$–	$(26)	$55	$–	$(115)	$–	$47	$(791)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)

Includes deposits designated at FVTPL of $120 million (April 30, 2019: $118 million; July 31, 2018: $47 million) and net bifurcated embedded derivative liabilities of $431 million (April 30, 2019: $475 million; July 31, 2018: $384 million).

48	CIBC THIRD QUARTER 2019

	IAS 39 Opening balance	Reclassification upon adoption of IFRS 9	IFRS 9 Opening balance	Net gains (losses) included in income (1)		Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3
$ millions, for the nine months ended				Realized (2)	Unrealized (2)(3)				Purchases	Issuances	Sales	Settlements	Closing balance
Jul. 31, 2019
Securities mandatorily measured at FVTPL
Corporate equity	n/a	n/a	$6	$–	$–	$–	$–	$–	$–	$–	$–	$–	$6
Corporate debt	n/a	n/a	26	–	(3)	–	–	–	–	–	–	–	23
Mortgage- and asset-backed	n/a	n/a	319	–	1	–	–	–	74	–	–	(193)	201
Loans mandatorily measured at FVTPL
Business and government	n/a	n/a	482	–	–	1	–	–	791	65	(82)	(332)	925
Equity securities designated at FVOCI
Corporate equity	n/a	n/a	285	–	–	(6)	–	–	62	–	(54)	–	287
Derivative instruments
Interest rate	n/a	n/a	–	–	50	–	–	–	–	2	–	(12)	40
Credit	n/a	n/a	115	(9)	(2)	–	–	–	–	–	–	–	104
Equity	n/a	n/a	107	–	–	–	–	(23)	9	146	–	(12)	227
Total assets	n/a	n/a	$1,340	$(9)	$46	$(5)	$–	$(23)	$936	$213	$(136)	$(549)	$1,813
Deposits and other liabilities (5)	n/a	n/a	$(423)	$–	$(52)	$–	$(65)	$59	$–	$(163)	$–	$93	$(551)
Derivative instruments
Interest rate	n/a	n/a	(109)	–	124	–	–	–	–	–	–	(28)	(13)
Credit	n/a	n/a	(131)	9	2	–	–	–	–	–	–	7	(113)
Equity	n/a	n/a	(119)	–	(79)	–	–	77	–	(58)	–	39	(140)
Total liabilities	n/a	n/a	$(782)	$9	$(5)	$–	$(65)	$136	$–	$(221)	$–	$111	$(817)
Jul. 31, 2018
Securities mandatorily measured at FVTPL (2017: Trading securities)
Corporate equity	$32	$10	$42	$–	$(1)	$–	$–	$–	$–	$–	$–	$(32)	$9
Corporate debt	–	–	–	–	(1)	–	–	–	26	–	–	–	25
Mortgage- and asset-backed	3	707	710	3	9	–	12	–	75	–	(105)	(355)	349
Securities designated at FVTPL (2017: FVO securities)
Asset-backed	94	(94)	–	–	–	–	–	–	–	–	–	–	–
Loans mandatorily measured at FVTPL (2017: Trading loans)
Business and government	103	363	466	–	(5)	(11)	–	–	584	70	(120)	(585)	399
Debt securities measured at FVOCI (2017: AFS debt securities)
Government issued or guaranteed	–	–	–	–	–	(39)	479	–	–	–	–	–	440
Corporate debt	4	–	4	(5)	1	–	–	–	26	–	(26)	–	–
Mortgage- and asset-backed	1,674	(1,674)	–	–	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI (2017: AFS equity securities)
Corporate equity	289	(10)	279	(3)	(2)	(9)	–	–	130	–	(123)	–	272
Derivative instruments
Interest rate	28	–	28	–	(18)	–	–	–	–	–	–	(8)	2
Credit	130	–	130	(16)	–	–	–	–	–	–	–	–	114
Equity	38	–	38	–	(22)	–	12	(1)	24	–	–	(23)	28
Total assets	$2,395	$(698)	$1,697	$(21)	$(39)	$(59)	$503	$(1)	$865	$70	$(374)	$(1,003)	$1,638
Deposits and other liabilities (5)	$(369)	$–	$(369)	$–	$(1)	$–	$(64)	$76	$–	$(146)	$–	$73	$(431)
Derivative instruments
Interest rate	(20)	–	(20)	–	(39)	–	–	–	–	–	–	(19)	(78)
Credit	(148)	–	(148)	16	–	–	–	–	–	–	–	2	(130)
Equity	(77)	–	(77)	–	(6)	–	(71)	46	–	(119)	–	75	(152)
Total liabilities	$(614)	$–	$(614)	$16	$(46)	$–	$(135)	$122	$–	$(265)	$–	$131	$(791)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)	Includes deposits designated at FVTPL of $120 million (July 31, 2018: $47 million) and net bifurcated embedded derivative liabilities of $431 million (July 31, 2018: $384 million).
n/a	Not applicable.

Quantitative information about significant non-observable inputs and sensitivity of Level 3 financial assets and liabilities

During the quarter, there were no significant changes in the valuation techniques and the range of significant non-observable inputs used in measuring our Level 3 financial assets and liabilities. The impact of adjusting one or more of the non-observable inputs within a reasonably possible range on the fair value of our Level 3 financial assets and liabilities as at July 31, 2019 did not change significantly from the impact disclosed in the 2018 Annual Report.

Financial instruments designated at FVTPL (Fair value option)

A net loss of $6 million, net of hedges for the three months ended July 31, 2019 (a net gain of $4 million and $9 million for the three months ended April 30, 2019 and July 31, 2018, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was realized for FVO assets and FVO liabilities. A net gain of $1 million, net of hedges for the nine months ended July 31, 2019 was realized for FVO assets and FVO liabilities (a net gain of $40 million for the nine months ended July 31, 2018).

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. The pre-tax impact of changes in CIBC’s own credit risk on our FVO liabilities was a gain of $15 million for the three months ended July 31, 2019 (loss of $8 million and gain of $11 million for the three months ended April 30, 2019 and July 31, 2018, respectively), a gain of $21 million for the nine months ended July 31, 2019 and a gain of $3 million cumulatively (a gain of $8 million for the nine months ended July 31, 2018 and a loss of $6 million cumulatively).

CIBC THIRD QUARTER 2019	49

Note 3.    Significant transactions

Acquisition of Cleary Gull

On July 9, 2019, we announced that we had reached an agreement to acquire Cleary Gull, a Milwaukee-based boutique investment banking firm specializing in middle-market mergers and acquisitions, private capital placement and debt advisory across the United States. The transaction is not material and is expected to close in the fourth quarter of 2019, subject to customary closing conditions, including regulatory approvals. The results of the acquired business will be consolidated from the date of close and will be included in our Capital Markets strategic business unit.

Finalization of arrangement with Air Canada

Following the close of Air Canada’s acquisition of the Aeroplan loyalty business from Aimia Inc. on January 10, 2019, we will be offering credit cards under Air Canada’s new loyalty program, which is expected to launch in 2020. This program will allow CIBC’s Aeroplan cardholders to transfer their Aeroplan Miles to Air Canada’s new loyalty program.

To secure our participation in Air Canada’s new loyalty program for a period of 10 years, we paid Air Canada $200 million plus applicable sales tax, which we recognized as an expense in the first quarter of 2019. In addition, we made a payment of $92 million plus applicable sales tax in the first quarter of 2019 as a prepayment to be applied towards future monthly payments in respect of Aeroplan Miles over a 10-year period.

Note 4.    Securities

Securities

$ millions, as at	2019 Jul. 31	2018 Oct. 31
	Carrying amount
Debt securities measured at FVOCI	$43,278	$35,648
Equity securities designated at FVOCI	591	562
Securities measured at amortized cost (1)	18,729	12,876
Securities mandatorily measured and designated at FVTPL	57,101	52,578
	$119,699	$101,664
(1)	There were no sales of securities measured at amortized cost during the quarter.

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at				2019 Jul. 31				2018 Oct. 31
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$8,505	$6	$(7)	$8,504	$6,608	$15	$(3)	$6,620
Other Canadian governments	12,778	9	(5)	12,782	9,220	31	(2)	9,249
U.S. Treasury and agencies	7,254	10	(10)	7,254	7,824	7	(89)	7,742
Other foreign governments	4,899	24	(8)	4,915	3,997	16	(17)	3,996
Mortgage-backed securities	3,266	10	(7)	3,269	3,476	5	(51)	3,430
Asset-backed securities	48	–	–	48	68	–	–	68
Corporate debt	6,498	12	(4)	6,506	4,567	2	(26)	4,543
	43,248	71	(41)	43,278	35,760	76	(188)	35,648
Corporate public equity (2)	35	17	(6)	46	34	14	(5)	43
Corporate private equity	484	85	(24)	545	434	100	(15)	519
	519	102	(30)	591	468	114	(20)	562
	$43,767	$173	$(71)	$43,869	$36,228	$190	$(208)	$36,210
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $23 million (October 31, 2018: $23 million).
(2)	Includes restricted stock.

Fair value of equity securities designated at FVOCI that were disposed of during the quarter was $18 million (nil and $14 million for the three months ended April 30, 2019 and July 31, 2018, respectively) and $19 million for the nine months ended July 31, 2019 (July 31, 2018: $33 million). Net realized cumulative after-tax gains of $2 million for the three months ended July 31, 2019 ($2 million and $23 million for the three months ended April 30, 2019 and July 31, 2018, respectively) and $13 million for the nine months ended July 31, 2019 (July 31, 2018: $38 million) resulting from dispositions of certain equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI were reclassified from AOCI to retained earnings.

Dividend income recognized on equity securities designated at FVOCI that were still held as at July 31, 2019 was $4 million ($2 million and $3 million for the three months ended April 30, 2019 and July 31, 2018, respectively) and $7 million for the nine months ended July 31, 2019 (July 31, 2018: $6 million). No dividend income was recognized on equity securities designated at FVOCI that were disposed of during the nine months ended July 31, 2019 (July 31, 2018: nil).

50	CIBC THIRD QUARTER 2019

Allowance for credit losses

The following tables provide a reconciliation of the opening balance to the closing balance of the expected credit loss (ECL) allowance under IFRS 9 “Financial Instruments” (IFRS 9) for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
2019	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$15	$3	$6	$24
	Provision for (reversal of) credit losses (1)	–	–	–	–
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	–	–	(1)
	Balance at end of period	$14	$3	$6	$23
2019	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$15	$3	$5	$23
	Provision for (reversal of) credit losses (1)	–	–	–	–
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	1	1
	Balance at end of period	$15	$3	$6	$24
2018	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$14	$34	$–	$48
	Provision for (reversal of) credit losses (1)	(1)	(28)	43	14
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$13	$6	$43	$62
(1)	Included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the nine months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
2019	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$15	$3	$5	$23
	Provision for (reversal of) credit losses (1)	–	–	4	4
	Write-offs	–	–	(4)	(4)
	Foreign exchange and other	(1)	–	1	–
	Balance at end of period	$14	$3	$6	$23
2018	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$14	$35	$–	$49
	Provision for (reversal of) credit losses (1)	(1)	(29)	48	18
	Write-offs	–	–	(5)	(5)
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$13	$6	$43	$62
(1)	Included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

CIBC THIRD QUARTER 2019	51

Note 5.    Loans

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance under IFRS 9:

$ millions, as at or for the three months ended	2019 Jul. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of period	$30	$42	$148	$220
Originations net of repayments and other derecognitions	1	(2)	(4)	(5)
Changes in model	(1)	–	–	(1)
Net remeasurement (2)	(8)	5	20	17
Transfers (2)
– to 12-month ECL	10	(6)	(4)	–
– to lifetime ECL performing	(1)	5	(4)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Provision for (reversal of) credit losses (3)	1	–	10	11
Write-offs	–	–	(5)	(5)
Recoveries	–	–	–	–
Interest income on impaired loans	–	–	(3)	(3)
Foreign exchange and other	(1)	–	(3)	(4)
Balance at end of period	$30	$42	$147	$219
Personal
Balance at beginning of period	$186	$218	$117	$521
Originations net of repayments and other derecognitions	14	(12)	–	2
Changes in model	(15)	30	(2)	13
Net remeasurement (2)	(43)	54	72	83
Transfers (2)
– to 12-month ECL	32	(31)	(1)	–
– to lifetime ECL performing	(4)	7	(3)	–
– to lifetime ECL credit-impaired	–	(12)	12	–
Provision for (reversal of) credit losses (3)	(16)	36	78	98
Write-offs	–	–	(94)	(94)
Recoveries	–	–	16	16
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	1	–	1	2
Balance at end of period	$171	$254	$117	$542
Credit card
Balance at beginning of period	$107	$379	$–	$486
Originations net of repayments and other derecognitions	–	(11)	–	(11)
Changes in model	35	(48)	–	(13)
Net remeasurement (2)	(51)	117	44	110
Transfers (2)
– to 12-month ECL	57	(57)	–	–
– to lifetime ECL performing	(4)	4	–	–
– to lifetime ECL credit-impaired	–	(59)	59	–
Provision for (reversal of) credit losses (3)	37	(54)	103	86
Write-offs	–	–	(131)	(131)
Recoveries	–	–	28	28
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$144	$325	$–	$469
Business and government
Balance at beginning of period	$224	$126	$283	$633
Originations net of repayments and other derecognitions	10	(3)	(4)	3
Changes in model	(3)	–	–	(3)
Net remeasurement (2)	(11)	25	82	96
Transfers (2)
– to 12-month ECL	21	(20)	(1)	–
– to lifetime ECL performing	(9)	10	(1)	–
– to lifetime ECL credit-impaired	(1)	(4)	5	–
Provision for (reversal of) credit losses (3)	7	8	81	96
Write-offs	–	–	(57)	(57)
Recoveries	–	–	4	4
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	(3)	(1)	(8)	(12)
Balance at end of period	$228	$133	$299	$660
Total ECL allowance (4)	$573	$754	$563	$1,890
Comprises:
Loans	$514	$696	$561	$1,771
Undrawn credit facilities and other off-balance sheet exposures (5)	59	58	2	119
(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)

See Note 4 for the ECL allowance on debt securities measured at FVOCI. The ECL allowances for other financial assets classified at amortized cost were immaterial as at July 31, 2019 and were excluded from the table above. Other financial assets classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

52	CIBC THIRD QUARTER 2019

$ millions, as at or for the three months ended	2019 Apr. 30				2018 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of period	$29	$46	$149	$224	$28	$41	$139	$208
Originations net of repayments and other derecognitions	1	(2)	(4)	(5)	1	(2)	(5)	(6)
Changes in model	(1)	(6)	–	(7)	–	–	15	15
Net remeasurement (2)	(10)	9	18	17	(4)	3	15	14
Transfers (2)
– to 12-month ECL	11	(9)	(2)	–	5	(4)	(1)	–
– to lifetime ECL performing	(1)	5	(4)	–	–	3	(3)	–
– to lifetime ECL credit-impaired	–	(2)	2	–	–	–	–	–
Provision for (reversal of) credit losses (3)	–	(5)	10	5	2	–	21	23
Write-offs	–	–	(8)	(8)	–	–	(13)	(13)
Recoveries	–	–	–	–	–	–	–	–
Interest income on impaired loans	–	–	(3)	(3)	–	–	(4)	(4)
Foreign exchange and other	1	1	–	2	1	1	3	5
Balance at end of period	$30	$42	$148	$220	$31	$42	$146	$219
Personal
Balance at beginning of period	$182	$226	$117	$525	$183	$196	$113	$492
Originations net of repayments and other derecognitions	8	(13)	–	(5)	10	(6)	(1)	3
Changes in model	(1)	–	–	(1)	–	–	1	1
Net remeasurement (2)	(46)	55	79	88	(36)	43	82	89
Transfers (2)
– to 12-month ECL	54	(53)	(1)	–	38	(37)	(1)	–
– to lifetime ECL performing	(11)	16	(5)	–	(13)	16	(3)	–
– to lifetime ECL credit-impaired	–	(13)	13	–	–	(6)	6	–
Provision for (reversal of) credit losses (3)	4	(8)	86	82	(1)	10	84	93
Write-offs	–	–	(98)	(98)	–	–	(94)	(94)
Recoveries	–	–	14	14	–	–	15	15
Interest income on impaired loans	–	–	(1)	(1)	–	–	(1)	(1)
Foreign exchange and other	–	–	(1)	(1)	–	–	–	–
Balance at end of period	$186	$218	$117	$521	$182	$206	$117	$505
Credit card
Balance at beginning of period	$103	$369	$–	$472	$102	$372	$–	$474
Originations net of repayments and other derecognitions	–	(11)	–	(11)	–	(8)	–	(8)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (2)	(34)	117	44	127	(40)	100	43	103
Transfers (2)
– to 12-month ECL	46	(46)	–	–	51	(51)	–	–
– to lifetime ECL performing	(8)	8	–	–	(12)	12	–	–
– to lifetime ECL credit-impaired	–	(58)	58	–	–	(59)	59	–
Provision for (reversal of) credit losses (3)	4	10	102	116	(1)	(6)	102	95
Write-offs	–	–	(131)	(131)	–	–	(133)	(133)
Recoveries	–	–	29	29	–	–	31	31
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$107	$379	$–	$486	$101	$366	$–	$467
Business and government
Balance at beginning of period	$212	$134	$278	$624	$190	$167	$197	$554
Originations net of repayments and other derecognitions	8	(8)	(5)	(5)	6	(4)	(4)	(2)
Changes in model	6	3	2	11	(4)	–	–	(4)
Net remeasurement (2)	(18)	17	47	46	(24)	8	52	36
Transfers (2)
– to 12-month ECL	18	(17)	(1)	–	22	(20)	(2)	–
– to lifetime ECL performing	(3)	4	(1)	–	(6)	6	–	–
– to lifetime ECL credit-impaired	(1)	(9)	10	–	(1)	(20)	21	–
Provision for (reversal of) credit losses (3)	10	(10)	52	52	(7)	(30)	67	30
Write-offs	–	–	(50)	(50)	–	–	(31)	(31)
Recoveries	–	–	5	5	–	–	1	1
Interest income on impaired loans	–	–	(7)	(7)	–	–	(2)	(2)
Foreign exchange and other	2	2	5	9	2	–	(1)	1
Balance at end of period	$224	$126	$283	$633	$185	$137	$231	$553
Total ECL allowance (4)	$547	$765	$548	$1,860	$499	$751	$494	$1,744
Comprises:
Loans	$491	$712	$548	$1,751	$447	$700	$494	$1,641
Undrawn credit facilities and other off-balance sheet exposures (5)	56	53	–	109	52	51	–	103
(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)

See Note 4 for the ECL allowance on debt securities measured at FVOCI. The ECL allowances for other financial assets classified at amortized cost were immaterial as at April 30, 2019 and July 31, 2018 and were excluded from the table above. Other financial assets classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

CIBC THIRD QUARTER 2019	53

$ millions, as at or for the nine months ended	2019 Jul. 31				2018 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of period	$27	$44	$143	$214	$28	$43	$151	$222
Originations net of repayments and other derecognitions	3	(8)	(16)	(21)	6	(3)	(8)	(5)
Changes in model	(2)	(6)	–	(8)	–	–	15	15
Net remeasurement (2)	(29)	25	67	63	(18)	9	43	34
Transfers (2)
– to 12-month ECL	32	(22)	(10)	–	14	(11)	(3)	–
– to lifetime ECL performing	(2)	15	(13)	–	–	5	(5)	–
– to lifetime ECL credit-impaired	–	(5)	5	–	–	(1)	1	–
Provision for (reversal of) credit losses (3)	2	(1)	33	34	2	(1)	43	44
Write-offs	–	–	(18)	(18)	–	–	(39)	(39)
Recoveries	–	–	1	1	–	–	–	–
Interest income on impaired loans	–	–	(9)	(9)	–	–	(8)	(8)
Foreign exchange and other	1	(1)	(3)	(3)	1	–	(1)	–
Balance at end of period	$30	$42	$147	$219	$31	$42	$146	$219
Personal
Balance at beginning of period	$190	$199	$109	$498	$164	$202	$110	$476
Originations net of repayments and other derecognitions	32	(38)	–	(6)	26	(16)	(3)	7
Changes in model	(15)	30	(1)	14	–	–	1	1
Net remeasurement (2)	(143)	198	223	278	(81)	109	220	248
Transfers (2)
– to 12-month ECL	135	(132)	(3)	–	102	(101)	(1)	–
– to lifetime ECL performing	(29)	41	(12)	–	(28)	34	(6)	–
– to lifetime ECL credit-impaired	–	(44)	44	–	–	(24)	24	–
Provision for (reversal of) credit losses (3)	(20)	55	251	286	19	2	235	256
Write-offs	–	–	(288)	(288)	–	–	(271)	(271)
Recoveries	–	–	47	47	–	–	45	45
Interest income on impaired loans	–	–	(3)	(3)	–	–	(2)	(2)
Foreign exchange and other	1	–	1	2	(1)	2	–	1
Balance at end of period	$171	$254	$117	$542	$182	$206	$117	$505
Credit card
Balance at beginning of period	$102	$370	$–	$472	$101	$413	$–	$514
Originations net of repayments and other derecognitions	–	(34)	–	(34)	–	(16)	–	(16)
Changes in model	36	(48)	–	(12)	–	–	–	–
Net remeasurement (2)	(133)	335	137	339	(94)	264	96	266
Transfers (2)
– to 12-month ECL	160	(160)	–	–	120	(120)	–	–
– to lifetime ECL performing	(22)	22	–	–	(26)	26	–	–
– to lifetime ECL credit-impaired	–	(162)	162	–	–	(201)	201	–
Provision for (reversal of) credit losses (3)	41	(47)	299	293	–	(47)	297	250
Write-offs	–	–	(387)	(387)	–	–	(387)	(387)
Recoveries	–	–	88	88	–	–	90	90
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	1	2	–	3	–	–	–	–
Balance at end of period	$144	$325	$–	$469	$101	$366	$–	$467
Business and government
Balance at beginning of period	$180	$147	$230	$557	$234	$150	$204	$588
Originations net of repayments and other derecognitions	24	(16)	(16)	(8)	15	(6)	(11)	(2)
Changes in model	3	3	3	9	(4)	–	–	(4)
Net remeasurement (2)	(13)	57	226	270	(86)	38	110	62
Transfers (2)
– to 12-month ECL	54	(51)	(3)	–	45	(41)	(4)	–
– to lifetime ECL performing	(14)	17	(3)	–	(18)	19	(1)	–
– to lifetime ECL credit-impaired	(2)	(25)	27	–	(1)	(23)	24	–
Provision for (reversal of) credit losses (3)	52	(15)	234	271	(49)	(13)	118	56
Write-offs	–	–	(155)	(155)	–	–	(86)	(86)
Recoveries	–	–	10	10	–	–	7	7
Interest income on impaired loans	–	–	(13)	(13)	–	–	(8)	(8)
Foreign exchange and other	(4)	1	(7)	(10)	–	–	(4)	(4)
Balance at end of period	$228	$133	$299	$660	$185	$137	$231	$553
Total ECL allowance (4)	$573	$754	$563	$1,890	$499	$751	$494	$1,744
Comprises:
Loans	$514	$696	$561	$1,771	$447	$700	$494	$1,641
Undrawn credit facilities and other off-balance sheet exposures (5)	59	58	2	119	52	51	–	103
(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(4)

See Note 4 for the ECL allowance on debt securities measured at FVOCI. The ECL allowances for other financial assets classified at amortized cost were immaterial as at July 31, 2019 and July 31, 2018 and were excluded from the table above. Other financial assets classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.

54	CIBC THIRD QUARTER 2019

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point-in-time probability of default (PD) under IFRS 9 to our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of the 2018 Annual Report for details on the CIBC risk categories.

Loans(1)

$ millions, as at				2019 Jul. 31				2018 Oct. 31
	Stage 1	Stage 2	Stage 3 (2)(3)	Total	Stage 1	Stage 2	Stage 3 (2)(3)	Total
Residential mortgages
– Exceptionally low	$142,407	$–	$–	$142,407	$141,556	$–	$–	$141,556
– Very low	38,528	–	–	38,528	40,225	–	–	40,225
– Low	14,858	1,066	–	15,924	15,321	798	–	16,119
– Medium	902	5,379	–	6,281	859	4,905	–	5,764
– High	–	1,177	–	1,177	–	996	–	996
– Default	–	–	571	571	–	–	510	510
– Not rated	2,248	239	156	2,643	2,163	249	167	2,579
Gross residential mortgages (4)(5)	198,943	7,861	727	207,531	200,124	6,948	677	207,749
ECL allowance	30	42	147	219	27	44	143	214
Net residential mortgages	198,913	7,819	580	207,312	200,097	6,904	534	207,535
Personal
– Exceptionally low	24,279	–	–	24,279	23,808	–	–	23,808
– Very low	4,250	1,358	–	5,608	3,813	1,374	–	5,187
– Low	4,795	1,585	–	6,380	5,954	702	–	6,656
– Medium	4,058	1,528	–	5,586	4,428	1,151	–	5,579
– High	227	616	–	843	245	691	–	936
– Default	–	–	152	152	–	–	142	142
– Not rated	708	28	38	774	677	33	40	750
Gross personal (5)	38,317	5,115	190	43,622	38,925	3,951	182	43,058
ECL allowance	157	248	117	522	176	196	109	481
Net personal	38,160	4,867	73	43,100	38,749	3,755	73	42,577
Credit card
– Exceptionally low	3,038	–	–	3,038	3,405	–	–	3,405
– Very low	1,143	79	–	1,222	1,747	50	–	1,797
– Low	5,607	258	–	5,865	3,809	710	–	4,519
– Medium	1,389	499	–	1,888	1,011	1,241	–	2,252
– High	17	509	–	526	10	528	–	538
– Default	–	–	–	–	–	–	–	–
– Not rated	151	9	–	160	162	–	–	162
Gross credit card	11,345	1,354	–	12,699	10,144	2,529	–	12,673
ECL allowance	128	282	–	410	88	330	–	418
Net credit card	11,217	1,072	–	12,289	10,056	2,199	–	12,255
Business and government
– Investment grade	48,104	243	–	48,347	42,532	221	–	42,753
– Non-investment grade	76,989	3,485	–	80,474	68,798	3,818	–	72,616
– Watchlist	164	1,139	–	1,303	145	1,120	–	1,265
– Default	–	–	773	773	–	–	504	504
– Not rated	2,239	116	107	2,462	2,397	168	117	2,682
Gross business and government (4)(6)	127,496	4,983	880	133,359	113,872	5,327	621	119,820
ECL allowance	199	124	297	620	159	137	230	526
Net business and government	127,297	4,859	583	132,739	113,713	5,190	391	119,294
Total net amount of loans	$375,587	$18,617	$1,236	$395,440	$362,615	$18,048	$998	$381,661
(1)

Other financial assets classified at amortized cost were excluded from the table above as their ECL allowances were immaterial as at July 31, 2019 and October 31, 2018. In addition, the table excludes debt securities measured at FVOCI, for which ECL allowances of $23 million were recognized in AOCI (October 31, 2018: $23 million).

(2)	Includes purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)	Excludes foreclosed assets of $25 million (October 31, 2018: $14 million) which were included in Other assets on our interim consolidated balance sheet.
(4)	Includes $34 million (October 31, 2018: $12 million) of residential mortgages and $20,877 million (October 31, 2018: $16,424 million) of business and government loans that are measured at FVTPL.
(5)

The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(6)	Includes customers’ liability under acceptances of $9,679 million (October 31, 2018: $10,265 million).

CIBC THIRD QUARTER 2019	55

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2019 Jul. 31				2018 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$105,855	$116	$–	$105,971	$100,772	$–	$–	$100,772
– Very low	7,376	1,142	–	8,518	10,217	1,014	–	11,231
– Low	10,812	1,334	–	12,146	7,873	1,612	–	9,485
– Medium	1,807	710	–	2,517	1,729	1,188	–	2,917
– High	256	480	–	736	234	417	–	651
– Default	–	–	14	14	–	–	13	13
– Not rated	378	34	–	412	348	33	–	381
Gross retail	126,484	3,816	14	130,314	121,173	4,264	13	125,450
ECL allowance	30	49	–	79	28	43	–	71
Net retail	126,454	3,767	14	130,235	121,145	4,221	13	125,379
Business and government
– Investment grade	82,986	224	–	83,210	78,672	390	–	79,062
– Non-investment grade	45,700	989	–	46,689	41,727	1,198	–	42,925
– Watchlist	57	448	–	505	75	402	–	477
– Default	–	–	78	78	–	–	7	7
– Not rated	816	66	–	882	735	51	–	786
Gross business and government	129,559	1,727	78	131,364	121,209	2,041	7	123,257
ECL allowance	29	9	2	40	21	10	–	31
Net business and government	129,530	1,718	76	131,324	121,188	2,031	7	123,226
Total net undrawn credit facilities and other off-balance sheet exposures	$255,984	$5,485	$90	$261,559	$242,333	$6,252	$20	$248,605

Purchased credit-impaired loans resulting from the acquisition of The PrivateBank include business and government and consumer loans with outstanding unpaid principal balances of $8 million, $20 million and $134 million; and fair values of $6 million, $14 million, and $105 million, respectively, as at July 31, 2019, October 31, 2018, and June 23, 2017 (the acquisition date).

Loans contractually past due but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2019 Jul. 31	2018 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$2,737	$884	$–	$3,621	$3,354
Personal	752	203	–	955	937
Credit card	571	176	92	839	822
Business and government	580	121	–	701	683
	$4,640	$1,384	$92	$6,116	$5,796

56	CIBC THIRD QUARTER 2019

Note 6.    Deposits(1)(2)

$ millions, as at				2019 Jul. 31	2018 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	Total	Total
Personal	$11,627	$106,925	$56,644	$175,196	$163,879
Business and government (7)	59,491	57,495	136,990	253,976	240,149
Bank	4,740	120	7,790	12,650	14,380
Secured borrowings (8)	–	–	39,222	39,222	42,607
	$75,858	$164,540	$240,646	$481,044	$461,015
Comprised of:
Held at amortized cost				$471,423	$453,498
Designated at fair value				9,621	7,517
				$481,044	$461,015
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$49,657	$49,858
In foreign offices				12,637	12,115
Interest-bearing deposits
In domestic offices				334,195	321,188
In foreign offices				84,555	77,854
				$481,044	$461,015
(1)

Includes deposits of $160.2 billion (October 31, 2018: $155.5 billion) denominated in U.S. dollars and deposits of $26.9 billion (October 31, 2018: $24.3 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $2,804 million (October 31, 2018: $2,689 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)

Includes $5,714 million (October 31, 2018: $190 million) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance (Canada). These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $303 million (October 31, 2018: $1,600 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, covered bond programs, and consolidated securitization vehicles.

Note 7.    Subordinated indebtedness

On June 19, 2019, we issued $1.5 billion principal amount of 2.95% Debentures (subordinated indebtedness). The Debentures bear interest at a fixed rate of 2.95% per annum (paid semi-annually) until June 19, 2024, and at the three-month Canadian dollar bankers’ acceptance rate plus 1.18% per annum thereafter (paid quarterly) until maturity on June 19, 2029.

Note 8.    Share capital

Common shares

					For the three months ended				For the nine months ended
$ millions, except number of shares		2019 Jul. 31		2019 Apr. 30		2018 Jul. 31		2019 Jul. 31		2018 Jul. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	444,650,308	$13,443	443,802,263	$13,350	444,690,997	$13,166	442,826,380	$13,243	439,313,303	$12,548
Issuance pursuant to:
Acquisition of The PrivateBank	–	–	–	–	–	–	–	–	1,689,450	194
Acquisition of Wellington Financial	–	–	–	–	–	–	–	–	378,848	47
Equity-settled share-based compensation plans	50,773	5	172,074	18	159,232	16	350,637	37	797,799	78
Shareholder investment plan (1)	373,534	39	423,837	47	393,267	46	1,321,554	143	2,457,753	289
Employee share purchase plan	339,470	36	280,232	31	283,911	32	919,348	100	810,154	94
	445,414,085	13,523	444,678,406	13,446	445,527,407	13,260	445,417,919	13,523	445,447,307	13,250
Purchase of common shares for cancellation	–	–	–	–	(1,750,000)	(52)	–	–	(1,750,000)	(52)
Treasury shares	22,517	2	(28,098)	(3)	(60,238)	(7)	18,683	2	19,862	3
Balance at end of period (2)	445,436,602	$13,525	444,650,308	$13,443	443,717,169	$13,201	445,436,602	$13,525	443,717,169	$13,201
(1)

Commencing with the dividends paid on April 27, 2018, the shares for the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan (the Plan) were issued from Treasury without discount. Prior to this, these shares were issued at a 2% discount from average market price. The participants in the Share Purchase Option of the Plan continue to receive shares issued from Treasury with no discount.

(2)	Excludes nil restricted shares as at July 31, 2019 (April 30, 2019: 409; July 31, 2018: 68,084).

Normal course issuer bid

On May 31, 2019, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 9 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 3, 2020. Our previous bid terminated on June 3, 2019. No common shares have been purchased during the quarter.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC)

On January 22, 2019, we issued 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares) with a par value of $25.00 per share, for gross proceeds of $325 million. For the initial five-year period to the earliest redemption date of April 30, 2024, the Series 49 shares pay

CIBC THIRD QUARTER 2019	57

quarterly cash dividends, if declared, at a rate of 5.20%. On April 30, 2024, and on April 30 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.31%.

Holders of the Series 49 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 50 (NVCC) (Series 50 shares), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. Holders of the Series 50 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.31%. Holders of the Series 50 shares may convert their shares on a one-for-one basis into Series 49 shares, subject to certain conditions, on April 30, 2029 and on April 30 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 49 shares at par on April 30, 2024 and on April 30 every five years thereafter; we may redeem all or any part of the then outstanding Series 50 shares at par on April 30, 2029 and on April 30 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC)

On June 4, 2019, we issued 10 million Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares) with a par value of $25.00 per share, for gross proceeds of $250 million. For the initial five-year period to the earliest redemption date of July 31, 2024, the Series 51 shares pay quarterly cash dividends, if declared, at a rate of 5.15%. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.62%.

Holders of the Series 51 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 52 (NVCC) (Series 52 shares), subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 52 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.62%. Holders of the Series 52 shares may convert their shares on a one-for-one basis into Series 51 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 51 shares at par on July 31, 2024 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 52 shares at par on July 31, 2029 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) and Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC)

As disclosed in Note 15 to the 2018 annual consolidated financial statements, subject to certain conditions, holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares) on a one-for-one basis on July 31, 2019. As the conditions for conversion were not met, no Series 40 shares were issued, and all of the Series 39 shares remain outstanding. The dividend on the Series 39 shares was reset to 3.713%, payable quarterly as and when declared by the Board of Directors of CIBC, effective for the five-year period commencing July 31, 2019.

Regulatory capital and leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2019 Jul. 31	2018 Oct. 31
Common Equity Tier 1 (CET1) capital		$27,024	$24,641
Tier 1 capital	A	30,169	27,908
Total capital		36,084	32,230

Total risk-weighted assets (RWAs) (1)		236,836	n/a
CET1 capital RWA (1)		n/a	216,144
Tier 1 capital RWA (1)		n/a	216,303
Total capital RWA (1)		n/a	216,462

CET1 ratio		11.4%	11.4%
Tier 1 capital ratio		12.7%	12.9%
Total capital ratio		15.2%	14.9%
Leverage ratio exposure	B	$702,918	$653,946
Leverage ratio	A/B	4.3%	4.3%
(1)

During 2018, before any capital floor requirement, there were three different levels of RWAs for the calculation of CIBC’s CET1, Tier 1 and Total capital ratios as CIBC elected in 2014 to phase-in the credit valuation adjustment (CVA) capital charge as permitted under OSFI’s guideline. Beginning in the first quarter of 2019 the ratios are calculated by reference to the same level of RWAs as the phase-in of the CVA capital charge has been completed.

n/a	Not applicable.

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision.

CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWAs. OSFI currently expects D-SIBs to hold a 1.75% Domestic Stability Buffer (the Domestic Stability Buffer was increased from 1.50% to 1.75% effective April 30, 2019 and will be increased to 2.00% effective October 31, 2019). This results in current targets, including all buffers, for CET1, Tier 1 and Total capital ratios of 9.75%, 11.25%, and 13.25%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

During the quarter ended July 31, 2019, we have complied with OSFI’s regulatory capital requirements.

58	CIBC THIRD QUARTER 2019

Note 9.    Capital Trust securities

On June 30, 2019, CIBC Capital Trust, a trust wholly owned by CIBC, redeemed all $1.3 billion of its 9.976% CIBC Tier 1 Notes – Series A due June 30, 2108. In accordance with their terms, the CIBC Tier 1 Notes – Series A were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.

CIBC Capital Trust is not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust are reported as Deposits – Business and government on the interim consolidated balance sheet. As a result of the redemption of the CIBC Tier 1 Notes – Series A by CIBC Capital Trust, CIBC redeemed the corresponding senior deposit notes issued by CIBC to CIBC Capital Trust on June 30, 2019.

Note 10.    Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

					For the three months ended				For the nine months ended
$ millions	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$54	$54	$55	$3	$2	$3	$163	$167	$8	$10
Net interest (income) expense	(5)	(4)	(4)	6	6	7	(13)	(10)	18	19
Plan administration costs	2	2	2	–	–	–	5	5	–	–
Net defined benefit plan expense recognized in net income	$51	$52	$53	$9	$8	$10	$155	$162	$26	$29

Defined contribution plan expense

		For the three months ended		For the nine months ended
$ millions	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Defined contribution pension plans	$6	$8	$6	$22	$21
Government pension plans (1)	31	34	30	92	96
Total defined contribution plan expense	$37	$42	$36	$114	$117
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans(1)

					For the three months ended				For the nine months ended
$ millions	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$(401)	$(313)	$181	$(25)	$(22)	$13	$(1,085)	$318	$(73)	$26
Net actuarial gains (losses) on plan assets	307	324	105	–	–	–	851	93	–	–
Changes in asset ceiling excluding interest income	–	–	(1)	–	–	–	–	1	–	–
Net remeasurement gains (losses) recognized in OCI	$(94)	$11	$285	$(25)	$(22)	$13	$(234)	$412	$(73)	$26
(1)

The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

CIBC THIRD QUARTER 2019	59

Note 11.    Income taxes

U.S. Tax Reforms

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (U.S. tax reforms), which reduced the U.S. federal corporate income tax rate to 21% effective January 1, 2018, resulting in a significant decrease in CIBC’s U.S. deferred tax assets in the first quarter of 2018. The U.S. tax reforms introduced other important changes to U.S. corporate income tax laws including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. On December 20, 2018, the Internal Revenue Service released proposed regulations to implement certain other aspects of the U.S. tax reforms. CIBC continues to evaluate the impact of these proposed regulations, together with BEAT, on our U.S. operations.

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, we entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses that are deductible in Canada. The impact of this Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account the portion of the Enron expenses that we expect to deduct in the United States, but which has not yet been agreed to by the Internal Revenue Service, and the taxable refund interest that we expect to collect from the CRA upon the reassessment of certain prior year tax returns in accordance with the Agreement. It is possible that adjustments may be required to the amount of the tax benefits recognized in the United States.

Dividend Received Deduction

In prior years, the CRA reassessed CIBC approximately $527 million of additional income tax by denying the tax deductibility of certain 2011 to 2013 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In March 2018, CIBC filed a Notice of Appeal with the Tax Court of Canada with respect to the 2011 taxation year. The matter is now in litigation. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In May 2019, the CRA reassessed CIBC in respect of the 2014 taxation year for approximately $273 million of additional income tax. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Note 12.    Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2019 Jul. 31	2019 Apr. 30	2018 Jul. 31	2019 Jul. 31	2018 Jul. 31
Basic earnings per share
Net income attributable to equity shareholders	$1,392	$1,341	$1,365	$3,911	$4,001
Less: Preferred share dividends and premiums	28	28	23	79	65
Net income attributable to common shareholders	$1,364	$1,313	$1,342	$3,832	$3,936
Weighted-average common shares outstanding (thousands)	444,868	444,028	444,081	443,976	443,104
Basic earnings per share	$3.07	$2.96	$3.02	$8.63	$8.88
Diluted earnings per share
Net income attributable to common shareholders	$1,364	$1,313	$1,342	$3,832	$3,936
Weighted-average common shares outstanding (thousands)	444,868	444,028	444,081	443,976	443,104
Add: Stock options potentially exercisable (1) (thousands)	638	790	1,028	735	1,117
Add: Restricted shares and equity-settled consideration (thousands)	409	406	395	433	439
Weighted-average diluted common shares outstanding (thousands)	445,915	445,224	445,504	445,144	444,660
Diluted earnings per share	$3.06	$2.95	$3.01	$8.61	$8.85
(1)

Excludes average options outstanding of 2,529,718 (April 30, 2019: 2,399,088; July 31, 2018: 748,184) with a weighted-average exercise price of $113.74 (April 30, 2019: $114.20; July 31, 2018: $120.02) for the quarter ended July 31, 2019, and average options of 2,298,117 with a weighted-average price of $114.32 for the nine months ended July 31, 2019 (July 31, 2018: average options of 668,102 with a weighted-average price of $120.02), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 13.    Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 22 to the 2018 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

60	CIBC THIRD QUARTER 2019

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.2 billion as at July 31, 2019. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at July 31, 2019, consist of the significant legal matters disclosed in Note 22 to the 2018 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2018 annual consolidated financial statements:

•

Credit card class actions - Quebec Consumer Protection Act: The motion for class certification in Pilon was heard in April 2019. The court reserved its decision. In July 2019, the court approved the settlement in the Lamoureux, St. Pierre, and Corriveau class actions. The amount of the approved settlement for these actions remains at $4.25 million.

•

Mortgage prepayment class actions: In February 2019, the court certified Jordan as a class action. CIBC’s motion for leave to appeal the certification decision in Jordan was denied in June 2019. Haroch and Lamarre have been consolidated. The motion for class certification in Haroch was heard in June 2019 and in July 2019, the court certified the matter as a class action against CIBC and CIBC Mortgages Inc. The appeal in Sherry was heard in April 2019. The court reserved its decision.

•

Fire & Police Pension Association of Colorado v. Bank of Montreal, et al.: In March 2019, the court granted the defendants’ motion to dismiss. In April 2019, the plaintiff filed a notice of intent to appeal the decision. In July 2019, the plaintiff withdrew the case with prejudice.

•

Credit card class actions - Interchange fees litigation: The trial in Watson which was scheduled for October 2019, has been adjourned to October 2020. In May 2019, the plaintiffs’ appeal of the certification decision in 9085-4886 Quebec Inc. was heard and in July 2019, the Quebec Court of Appeal allowed the plaintiffs’ appeal.

•

York County on Behalf of the County of York Retirement Fund v. Rambo, et al.: In February 2019, a class action complaint was filed in the Northern District of California against the directors, certain officers and the underwriters of several senior note offerings of the Pacific Gas and Electric Company (“PG&E”) that took place between March 2016 and April 2018, the total issuance amount for the series of offerings being approximately US$4 billion. CIBC World Markets Corp. was part of the underwriting syndicate for an offering, whereby CIBC World Markets Corp. underwrote 6% of a US$650 million December 2016 issuance of senior notes. The offering involved the issuance of two tranches of notes: US$400 million of 30-year senior notes maturing in December 2046 and US$250 million of one-year floating rate notes that matured and were repaid in November 2017. The complaint alleges that the disclosure documentation associated with the note offerings contained misrepresentations and/or omissions of material facts, including with respect to PG&E’s failure to comply with various safety regulations, vegetation management programs and requirements, as well as understating the extent to which its equipment has allegedly caused multiple fires in California, including before the wildfires that occurred in California in 2017 and 2018.

•	Fresco v. Canadian Imperial Bank of Commerce: The plaintiff’s motion for summary judgment has been adjourned to December 2019.
•	Cerberus Capital Management L.P. v. CIBC: In December 2018, the appellate court affirmed the lower court’s denial of the plaintiffs’ motion for summary judgment.

Other than the items described above, there are no significant developments in the matters identified in Note 22 to our 2018 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2018 annual consolidated financial statements.

Note 14.    Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

					For the three months ended				For the nine months ended
$ millions		2019 Jul. 31		2019 Apr. 30		2018 Jul. 31		2019 Jul. 31		2018 Jul. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)	$4,540	$2,504	$4,337	$2,476	$3,940	$1,906	$13,310	$7,431	$11,143	$5,026
Debt securities measured at FVOCI (1)	241	n/a	236	n/a	207	n/a	714	n/a	525	n/a
Other (2)	490	73	452	89	409	73	1,396	239	1,101	217
Total	$5,271	$2,577	$5,025	$2,565	$4,556	$1,979	$15,420	$7,670	$12,769	$5,243
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

CIBC THIRD QUARTER 2019	61

Note 15.    Segmented information

CIBC has four strategic business units (SBUs) – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Small Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. In addition, we provide asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Client Connectivity and Innovation, Finance, Human Resources and Communications, Risk Management, and Technology and Operations, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of FirstCaribbean International Bank Limited and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2019	Net interest income (1)	$1,642	$305	$358	$331	$58	$2,694
Jul. 31	Non-interest income (2)(3)	597	718	151	415	157	2,038
	Total revenue (1)	2,239	1,023	509	746	215	4,732
	Provision for (reversal of) credit losses	204	17	29	42	(1)	291
	Amortization and impairment (4)	24	2	27	1	123	177
	Other non-interest expenses	1,116	529	255	389	204	2,493
	Income (loss) before income taxes	895	475	198	314	(111)	1,771
	Income taxes (1)	238	127	26	83	(101)	373
	Net income (loss)	$657	$348	$172	$231	$(10)	$1,398
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$6	$6
	Equity shareholders	657	348	172	231	(16)	1,392
	Average assets (5)	$258,848	$63,522	$49,155	$189,554	$87,458	$648,537
2019	Net interest income (1)	$1,540	$293	$338	$255	$34	$2,460
Apr. 30	Non-interest income (2)(3)	588	710	137	496	151	2,082
	Total revenue (1)	2,128	1,003	475	751	185	4,542
	Provision for (reversal of) credit losses	229	23	11	–	(8)	255
	Amortization and impairment (4)	25	2	27	1	123	178
	Other non-interest expenses	1,097	528	250	371	164	2,410
	Income (loss) before income taxes	777	450	187	379	(94)	1,699
	Income taxes (1)	207	122	24	100	(102)	351
	Net income (loss)	$570	$328	$163	$279	$8	$1,348
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$7	$7
	Equity shareholders	570	328	163	279	1	1,341
	Average assets (5)	$258,272	$61,779	$47,939	$182,980	$82,586	$633,556
2018	Net interest income (1)	$1,575	$290	$317	$353	$42	$2,577
Jul. 31	Non-interest income (2)(3)	601	698	131	399	141	1,970
	Total revenue (1)	2,176	988	448	752	183	4,547
	Provision for (reversal of) credit losses	199	(4)	14	(1)	33	241
	Amortization and impairment (4)	27	2	27	1	110	167
	Other non-interest expenses	1,078	511	219	383	214	2,405
	Income (loss) before income taxes	872	479	188	369	(174)	1,734
	Income taxes (1)	233	129	26	104	(127)	365
	Net income (loss)	$639	$350	$162	$265	$(47)	$1,369
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$4	$4
	Equity shareholders	639	350	162	265	(51)	1,365
	Average assets (5)	$259,576	$56,602	$42,716	$167,928	$78,398	$605,220
(1)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of $1 million and $45 million, respectively, for the three months ended July 31, 2019 (April 30, 2019: $1 million and $43 million, respectively; July 31, 2018: $1 million and $43 million, respectively) with an equivalent offset in Corporate and Other.

(2)

The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Small Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Small Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. Commissions on securities transactions are earned primarily in Capital Markets and Canadian Commercial Banking and Wealth Management.

(3)

Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model. Prior period amounts have been restated to conform to the presentation adopted in the second quarter of 2019.

(4)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

62	CIBC THIRD QUARTER 2019

$ millions, for the nine months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2019	Net interest income (1)	$4,749	$918	$1,041	$872	$170	$7,750
Jul. 31	Non-interest income (2)(3)	1,784	2,100	422	1,330	453	6,089
	Total revenue (1)	6,533	3,018	1,463	2,202	623	13,839
	Provision for (reversal of) credit losses	641	83	56	108	(4)	884
	Amortization and impairment (4)	72	6	81	3	364	526
	Other non-interest expenses	3,517	1,570	752	1,127	526	7,492
	Income (loss) before income taxes	2,303	1,359	574	964	(263)	4,937
	Income taxes (1)	613	364	71	253	(292)	1,009
	Net income (loss)	$1,690	$995	$503	$711	$29	$3,928
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$17	$17
	Equity shareholders	1,690	995	503	711	12	3,911
	Average assets (5)	$258,987	$61,830	$47,934	$183,034	$82,453	$634,238
2018	Net interest income (1)	$4,581	$833	$913	$1,153	$46	$7,526
Jul. 31	Non-interest income (2)(3)	1,823	2,046	396	1,110	481	5,856
	Total revenue (1)	6,404	2,879	1,309	2,263	527	13,382
	Provision for (reversal of) credit losses	550	(2)	39	(26)	45	606
	Amortization and impairment (4)	75	7	82	3	328	495
	Other non-interest expenses	3,220	1,540	677	1,133	602	7,172
	Income (loss) before income taxes	2,559	1,334	511	1,153	(448)	5,109
	Income taxes (1)	680	360	77	317	(341)	1,093
	Net income (loss)	$1,879	$974	$434	$836	$(107)	$4,016
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$15	$15
	Equity shareholders	1,879	974	434	836	(122)	4,001
	Average assets (5)	$258,773	$54,974	$41,472	$166,574	$74,867	$596,660
(1)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include TEB adjustments of $2 million and $129 million, respectively, for the nine months ended July 31, 2019 ($2 million and $248 million, respectively, for the nine months ended July 31, 2018) with an equivalent offset in Corporate and Other.

(2)

The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Small Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Small Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. Commissions on securities transactions are earned primarily in Capital Markets and Canadian Commercial Banking and Wealth Management.

(3)

Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model. Prior period amounts have been restated to conform to the presentation adopted in the second quarter of 2019.

(4)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

CIBC THIRD QUARTER 2019	63

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-956-6149, or e-mail: investorrelations@cibc.com

Communications and Public Affairs: Financial, business and trade media may e-mail: corpcommmailbox@cibc.com

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 22, 2019 at 8:00 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 6813145#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 1678971#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) August 30, 2019. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 4336505#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 7433339#.

Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 22, 2019 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 8, 2020 in Edmonton, Alberta.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Bail-in Debt: Information on CIBC’s bail-in debt and TLAC instruments may be found at www.cibc.com; About CIBC; Investor Relations; Debt Information; Bail-in Debt.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to AST Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@astfinancial.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact AST Trust Company (Canada) at 416-682-3860, toll-free at 1-800-258-0499, or by email at inquiries@astfinancial.com.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

May 1/19	$112.08

Jun. 3/19	$103.11

Jul. 2/19	$103.58

Jul. 29/19		$103.52

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada, (416) 980-2211

www.cibc.com